EXHIBIT 99.2

ARRANGEMENT AGREEMENT

Between

CERVUS LP and CERVUS GP LTD.

and

VASOGEN INC.

August 14, 2009

TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc	9
1.3	Number, etc.	10
1.4	Date for Any Action	10
1.5	Entire Agreement	10
1.6	Currency	10
1.7	Accounting Matters	10
1.8	Disclosure in Writing	10
1.9	Interpretation Not Affected by Party Drafting	10
1.10	GP Power and Authority	10
1.11	Exhibits	11
ARTICLE 2 – THE ARRANGEMENT		11
2.1	Plan of Arrangement	11
2.2	Interim Order	11
2.3	Information Circulars and Meetings	12
2.4	Effective Date	13
ARTICLE 3 - COVENANTS		13
3.1	Covenants of Cervus and Cervus GP	13
3.2	Covenants of Vasogen	15
3.3	Mutual Covenants Regarding the Arrangement	18
3.4	Mutual Covenants Regarding Non-Solicitation	19
3.5	Provision of Information; Access	21
ARTICLE 4 - REPRESENTATIONS AND WARRANTIES		22
4.1	Representations and Warranties of Cervus	22
4.2	Representations and Warranties of Vasogen	23
ARTICLE 5 - CONDITIONS PRECEDENT		26
5.1	Mutual Conditions Precedent	26
5.2	Additional Conditions to Obligations of Cervus and Cervus GP	27
5.3	Additional Conditions to Obligations of Vasogen	29
5.4	Notice and Effect of Failure to Comply with Conditions	30
5.5	Satisfaction of Conditions	30
ARTICLE 6 - AMENDMENT		30
6.1	Amendment	30
ARTICLE 7 - TERMINATION		31
7.1	Termination	31
7.2	Notice and Cure Provisions	32
7.3	Termination Fee	33
7.4	Damages and Remedies	33

ARTICLE 8 - CONFIDENTIALITY		34
8.1	Confidentiality	34
ARTICLE 9 - NOTICES		35
9.1	Notices	35
ARTICLE 10 - GENERAL		37
10.1	Binding Effect	37
10.2	Assignment	37
10.3	Disclosure	37
10.4	Costs	37
10.5	Severability	37
10.6	Further Assurances	37
10.7	Time of Essence	38
10.8	Governing Law	38
10.9	Waiver	38
10.10	Obligations	38
10.11	Counterparts	38

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 14th day of August, 2009,

BETWEEN:

CERVUS LP, a limited partnership created under the Laws of the Province of Alberta (hereinafter referred to as "Cervus") and CERVUS GP LTD., a corporation subsisting under the Laws of Alberta (hereinafter referred to as "Cervus GP")

AND:

VASOGEN INC., a corporation subsisting under the Laws of Canada (hereinafter referred to as "Vasogen")

WHEREAS:

Vasogen desires to reorganize its capital structure, including the continuation of its existing business by a new corporation and Cervus desires to convert its capital structure from a limited partnership to a corporation;

The Parties (as defined below) intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the CBCA (as defined below);

The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement; and

Vasogen and the IPC Parties (as defined below) have entered into a separate arrangement agreement dated the date hereof pursuant to which the parties thereto intend to complete the transactions contemplated thereby that, if completed with the transactions contemplated in this Agreement, will be completed in a single plan of arrangement as contemplated herein and therein;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

"Acquisition Proposal" means, with respect to Cervus or Vasogen, any oral or written proposal or offer made to such Party or its unitholders or shareholders, as the case may be, from any third party with whom such Party deals at arms length (as such term is defined for the purposes of the ITA) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its unitholders or shareholders, as the case may be, or issuance of, any equity or debt securities of such Party (other than on exercise of currently outstanding Cervus Rights or Vasogen Rights, as applicable) or its Subsidiaries; (ii) any acquisition of the assets of such Party or its Subsidiaries (other than in the case of Vasogen, the assets to be transferred under the Divestiture Agreement); (iii) an acquisition, merger, amalgamation, reorganization, arrangement or similar transaction involving such Party or its Subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution or reorganization; except for any such transaction which does not preclude, delay or have an adverse effect on the Arrangement and for greater certainty the transactions currently contemplated in the IPC Agreements that are currently reflected in the Arrangement, in the order set out in the Arrangement, do not preclude, delay or have an adverse effect on, the Arrangement;

"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this arrangement agreement (including the exhibits and schedules hereto) as supplemented, modified or amended, and not to any particular article, section, exhibits, schedule or other portion hereof;

"Alternative Proposal" has the meaning ascribed thereto in Section 3.4(b)(v);

"Applicable Laws", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business activities, undertaking, property, assets or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, activities, undertaking, property, assets or securities;

"Arrangement" means the arrangement pursuant to Section 192 of the CBCA set forth in the Plan of Arrangement;

"Arrangement Resolutions" means together, the Cervus Resolution, the Cervus GP Resolution and the Vasogen Resolution;

"Articles of Arrangement" means one or more articles of arrangement in respect of the Arrangement required under Subsection 192(6) of the CBCA to be sent to the Director after the Final Order has been granted so as to give effect to the Arrangement which shall be in form and content satisfactory to Vasogen, Cervus and Cervus GP, each acting reasonably;

"Assessment" has the meaning ascribed thereto in Section 3.2(p);

"Books and Records" means all current and historical books, records and data of Vasogen and all of its subsidiaries or within the control of Vasogen prior to completion of the Arrangement, including without limitation contracts, agreements, accounting records, books, technical reports, financial statements, accounts, records, minute books, Tax Returns, tax assessments, filings, documents, files and all other information (and including all such books and records stored in electronic format or any other media form) which books, records and data will be transferred to and become the property of New Vasogen on completion of the Arrangement;

"Business Day" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta or Toronto, Ontario are not generally open for business;

"Canadian Securities Laws" means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

"CBCA" means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;

"Certificate" means the certificate or certificates or confirmation of filing which may be issued by the Director pursuant to Subsection 192(7) of the CBCA giving effect to the Arrangement;

"Cervus" means Cervus LP, a limited partnership established under the laws of the Province of Alberta pursuant to the Cervus LP Agreement;

"Cervus Board of Directors" means the board of directors of Cervus GP as it may be comprised from time to time;

"Cervus GP" means Cervus GP Ltd., a corporation subsisting under the laws of Alberta and the general partner of Cervus pursuant to the Cervus LP Agreement;

"Cervus GP Information" means the information about Cervus GP and its business, operations and affairs which must be included in the Vasogen Information Circular under Applicable Laws;

"Cervus GP Information Circular" means the information circular of Cervus GP to be sent by Cervus GP to Cervus GP Shareholders in connection with Cervus GP Meeting;

"Cervus GP Meeting" means the special meeting of Cervus Shareholders to be held to consider the Cervus GP Resolution and related matters, and any adjournment(s) thereof;

"Cervus GP Required Approvals" means, the third party and Governmental Entity approvals and consents listed in Exhibit C hereof which are required by Cervus GP to be received on or prior to closing of the Arrangement in order to complete the Arrangement;

"Cervus GP Resolution" means the special resolution of shareholders of Cervus GP approving the Plan of Arrangement, substantially in the form set out in Exhibit “D” hereto;

"Cervus GP Shareholders" means the holders from time to time of Cervus GP Shares;

"Cervus GP Shares" means the common shares of Cervus GP;

"Cervus Information" means the information about Cervus and its business, operations and affairs which must be included in the Vasogen Information Circular under Applicable Laws;

"Cervus Information Circular" means the information circular of Cervus to be sent by Cervus to Cervus Unitholders in connection with Cervus Meeting;

"Cervus LP Agreement" means the limited partnership agreement for Cervus originally dated March 14, 2003, and subsequently amended and restated on each of June 7, 2004, July 7, 2007 and March 27, 2008;

"Cervus Meeting" means the special meeting of Cervus Unitholders to be held to consider the Cervus Resolution and related matters, and any adjournment(s) thereof;

"Cervus Resolution" means the special resolution of Cervus Unitholders approving the Plan of Arrangement to be considered at the Cervus Meeting, substantially in the form set out in Exhibit “D” hereto;

"Cervus Required Approvals" means, the third party and Governmental Entity approvals and consents listed in Exhibit C hereof which are required by Cervus to be received on or prior to closing of the Arrangement in order to complete the Arrangement;

"Cervus Rights" means the rights to acquire Cervus Units under Cervus' trust unit incentive plan and deferred unit plan;

"Cervus Unitholders" means the holders of issued and outstanding Cervus Units;

"Cervus Units" means the limited partnership units of Cervus;

"Claim" means any claim, action, demand, cause of action, suit, complaint, proceeding, arbitration, judgment, settlement, award, assessment, re-assessment, order, investigation, enquiry or hearing made or threatened;

"Closing Time" means 12:00 noon (Calgary time) on the Effective Date, unless otherwise agreed to by Cervus and Vasogen;

"Confidential Information" has the meaning ascribed thereto in Section 8.1;

"Court" means the Commercial List of the Ontario Superior Court of Justice;

"Deadline" means October 31, 2009;

"Director" means the director duly appointed under Section 260 of the CBCA;

"Disclosure Letter" means the letter dated as of the date hereof and delivered by Vasogen to Cervus on or prior to the date hereof;

"Divestiture Agreement" means the divestiture agreement to be entered into between Vasogen and Vasogen Subco, and to be intervened by Cervus and New Vasogen (or another affiliate of New Vasogen to be established), which provides for the assignment of the assets and assumption of the liabilities from Vasogen to Vasogen Subco (other than as specified therein) as part of the Plan of Arrangement, in the form set out in Exhibit E hereto;

"Effective Date" means the date the Arrangement becomes effective under the CBCA;

"Effective Time" means 12:01 am on the Effective Date;

"Environmental Laws" means all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters, including legislation governing the use and storage of Hazardous Substances;

"Final Order" means the order of the Court approving the Plan of Arrangement pursuant to Subsection 192(4) of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction which shall be in form and content satisfactory to Vasogen, Cervus and Cervus GP, each acting reasonably;

"GAAP" has the meaning ascribed thereto in Section 1.7;

"Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substances" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

"Intellectual Property" or "Intellectual Property Rights" means:

(a)	any and all proprietary rights provided under:

(i)	patent law;
(ii)	copyright law (including moral rights);
(iii)	trade-mark law;
(iv)	design patent or industrial design law;
(v)	semi-conductor chip or mask work or integrated circuit topography law; or
(vi)

any other statutory provision or common law principle applicable to this Agreement, including trade secret law, which may provide a right in either hardware, software, information (including Confidential Information), trademarks, ideas, formulae, algorithms, concepts, inventions, processes or know-how generally, or the expression or use of the same;

(b)	any and all applications, registrations, licences, sub-licences, franchises, agreements or any other evidence of a right in any of the foregoing; and

(c)

all licences and waivers and benefits of waivers of the intellectual property rights set out in (a) and (b) above, all future income and proceeds from the intellectual property rights set out in (a) and (b) above, and all rights to damages and profits by reason of the infringement or violation of any of the intellectual property rights set out in (a) and (b) above;

"Interim Order" means an interim order of the Court concerning the Plan of Arrangement under subsection 192(4) of the CBCA, containing, among other things, declarations and directions with respect to the Arrangement and the holding of the Cervus Meeting and the Vasogen Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction which shall be in form and content satisfactory to Vasogen, Cervus and Cervus GP, each acting reasonably;

“IPC Agreements” means the arrangement agreement between Vasogen and the IPC Parties and the merger agreement between Vasogen, Vasogen Corp. and IntelliPharmaCeutics Ltd. each dated the date hereof;

“IPC Parties” means IntelliPharmaCeutics Corp. and IntelliPharmaCeutics Ltd. and “IPC Party” means either of them;

"ITA" means the Income Tax Act (Canada), including the regulations thereunder, as amended;

"Laws" means all laws, statutes, regulations, by-laws, rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Canadian Securities Laws, U.S. Securities Laws and Environmental Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSXV, the TSX and the NASDAQ, as applicable);

"Material Acquisition Proposal" means, with respect to Cervus or Vasogen, any inquiry or the making of any proposal to such Party or its unitholders or shareholders, as the case may be, from any Person which constitutes, or may reasonably be expected to lead to (in either case in one transaction or a series of transactions): (i) an acquisition from such Party or its unitholders or shareholders, as the case may be, or the issuance of, equity securities representing more than 20% of the outstanding securities of such Party or debt securities with a principal amount more than 20% of the book value of the assets of such Party; (ii) any acquisition of assets representing more than 20% of the book value of the assets of such Party; or (iii) an acquisition, merger, amalgamation, reorganization, arrangement or other similar transaction involving such Party which results in the unitholders or shareholders of such Party, as the case maybe, holding less than 80% of the equity securities of such Party or the resulting entity on completion of the transaction; in each case the main purpose of which is not the same as the purpose of the Arrangement and which such Party can demonstrate is inconsistent with and incapable of being deferred until after completion of the Arrangement. Calculations for this definition shall be based on the values and numbers in the most recent financial statements of the applicable Party which are publicly available;

“Material Adverse Change” or "Material Adverse Effect”means, with respect to any Party and its Subsidiaries taken as a whole, any fact or state of facts, circumstance, change, effect, occurrence or event which, either individually or in the aggregate, is material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of a Party and its Subsidiaries (taken as a whole), except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:

(i)

any change in general economic, business, regulatory, market or political conditions, in each case whether regional, domestic or international, including changes or disruptions in international capital, financial, currency exchange or commodities markets;

(ii)	natural disasters, acts of God, any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or civil unrest;
(iii)	subject to Section 5.2(e), any change in Applicable Laws of any Governmental Entity or interpretations thereof by any Governmental Entity or in GAAP (as defined below);
(iv)	any change generally affecting the industries in which a Party conducts its business;
(v)

the execution, announcement or performance of this Agreement or consummation of the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of a Party with any of its customers, employees, shareholders, financing sources, vendors, distributors, partners or suppliers as a direct result thereof or in connection therewith;

(vi)

in respect of Vasogen, any change in the market price or trading volume of the securities of Vasogen, or any suspension of trading in securities generally on any securities exchange on which the securities of Vasogen trade or any delisting of securities on the NASDAQ Capital Market;

(vii)

the failure of a Party in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (but it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(viii)	in respect of Vasogen, any actions taken (or omitted to be taken) by Vasogen or its Subsidiaries at the written request of Cervus;
(ix)

in respect of Vasogen, any actions taken (or omitted to be taken) by Vasogen or its Subsidiaries pursuant to the terms and conditions of the IPC Agreements provided they are on the terms and in the order set out in the Arrangement and are not inconsistent with Vasogen’s obligations to Cervus and Cervus GP under this Agreement;

(x)	in respect of Cervus, any actions taken (or omitted to be taken) by Cervus or its Subsidiaries at the written request of Vasogen or its Subsidiaries;
(xi)	any action taken by any Party that is required pursuant to this Agreement; or
(xii)	any of the matters specifically disclosed in the Vasogen Disclosure Letter;

provided, however, any fact or state of facts, circumstance, change, effect, occurrence or event (A) which, either individually or in the aggregate, is material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of a Party and its Subsidiaries (taken as a whole) that has an adverse effect on the ability of Vasogen, or would reasonably be expected to preclude or adversely affect the ability of Vasogen, to transfer its assets and liabilities to Vasogen Subco so that, at the Effective Time, Vasogen has no assets or liabilities that have not been transferred to or assumed by Vasogen Subco (other than assets or liabilities that will continue to be held by Vasogen after Closing under the terms of the Divestiture Agreement) or (B) with respect to subclause (ix) above, that results in any material improvement of, or materially adversely affects Cervus under this Agreement or the completion of the Arrangement to the extent that it relates to Cervus shall be a Material Adverse Change or Material Adverse Effect;

"NASDAQ" means the National Association of Securities Dealers Automated Quotation System;

"New Vasogen" means a corporation to be incorporated under the laws of Canada;

“New Vasogen Shares”means the commonshares of New Vasogen;

"Other Party" means with respect to Cervus or Cervus GP, Vasogen and, with respect to Vasogen, Cervus, Cervus GP or both of them as the context may require;

"Parties" means, collectively, the parties to this Agreement, and "Party" means either of them;

"Person" means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Personal Information" means information about an identifiable individual as defined by Applicable Law that is collected, used, disclosed, stored or transferred by one Party to the Other Party in accordance with this Agreement and/or as a condition of the Arrangement;

"Plan of Arrangement" means the plan of arrangement in the form set out in Exhibit A hereto, as amended or supplemented from time to time in accordance with Article 7 thereof and Article 6 hereof;

"Public Record" means all information filed by either Cervus or Vasogen, as the case may be, after December 31, 2008 in the case of Cervus and after November 30, 2008 in the case of Vasogen with any securities commission or similar regulatory authority in compliance, or intended compliance, with Canadian Securities Laws or U.S. Securities Laws;

"Receiving Party" has the meaning ascribed thereto in Section 3.4(c);

"Responding Party" has the meaning ascribed thereto in Section 3.4(c);

"Subsidiary" has the meaning ascribed thereto in the Securities Act (Alberta) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by Cervus or Vasogen, as the case may be);

"Tax" or "Taxes" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Cervus or Vasogen, as the case may be, is required to pay, withhold, remit or collect;

"Tax Pools" means, at the relevant time as used in this Agreement, Vasogen’s non-capital losses, scientific research and experimental development expenditures, unamortized paragraph 20(1)(e) costs and investment tax credits, as those terms are used for the purposes of the ITA in the amounts as set out as of the date of this Agreement in the Disclosure Letter and, for greater certainty, does not include Vasogen’s capital losses, as that term is used for the purposes of the ITA;

"Tax Returns" means all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed with any tax authority, in connection with any Taxes, including any amendments or supplements of the foregoing;

"Termination Fee" means the amount equal to (i) $250,000; plus (ii) the amount to be reimbursed to the applicable Party for its documented third party transaction costs (including legal and accounting fees), with such third party transaction costs not to exceed $250,000;

"TSX" means the Toronto Stock Exchange;

"TSXV" means the TSX Venture Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Securities Laws" means the federal and state securities legislation of the United States including the U.S. Exchange Act and the United States Securities Act of 1933, as amended, and all rules, regulations and orders promulgated thereunder, as amended from time to time;

"Vasogen" means Vasogen Inc., a corporation subsisting under the laws of Canada;

"Vasogen Board of Directors" means the board of directors of Vasogen as it may be comprised from time to time;

"Vasogen Financial Statements" means, collectively, the audited comparative consolidated financial statements of Vasogen as at and for the years ended November 30, 2008 and 2007, together with the notes thereto and the auditors' report thereon and the unaudited comparative consolidated financial statements of Vasogen as at and for the six month periods ended May 31, 2009 and 2008, together with the notes thereto;

"Vasogen Information" means the information about Vasogen and its business, operations and affairs which must be included in Cervus Information Circular under Applicable Laws;

"Vasogen Information Circular" means the management proxy circular of Vasogen (which may be in the form of a joint proxy circular in respect of both Vasogen and the IPC Parties) to be sent by Vasogen to the Vasogen Shareholders in connection with the Vasogen Meeting;

"Vasogen Meeting" means the special meeting of Vasogen Shareholders to be held to consider the Vasogen Resolution and related matters, and any adjournment(s) thereof;

"Vasogen Resolution" means the special resolution of the Vasogen Shareholders approving the Plan of Arrangement to be considered at the Vasogen Meeting, substantially in the form set out in Exhibit “D” hereto;

"Vasogen Required Approvals" means, the third party and Governmental Entity approvals and consents listed in Exhibit C hereof which are required by Vasogen to be received on or prior to closing of the Arrangement in order to complete the Arrangement;

"Vasogen Rights" means the rights to acquire Vasogen Shares issued under the Vasogen stock option plans or the Vasogen deferred share unit plans or the rights to acquire Vasogen Shares pursuant to the terms of the Vasogen Warrants;

"Vasogen Shareholders" means the holders from time to time of Vasogen Shares;

"Vasogen Shares" means the common shares of Vasogen;

"Vasogen Subco" has the meaning ascribed thereto in the Plan of Arrangement;

"Vasogen Warrants" means the common share purchase warrants previously issued by Vasogen granting the holder thereof the right to acquire Vasogen Shares;

"VIL" means Vasogen Ireland Limited, a corporation subsisting under the laws of Ireland and a current Subsidiary of Vasogen; and

"VUS" means Vasogen Corp., a corporation subsisting under the laws of Delaware and a current Subsidiary of Vasogen.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the exhibits and schedules attached hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties isnot a Business Day and a business day in the place where an action is required to be taken, such action isrequired to be taken on the next succeeding day which is a Business Day and a business day, asapplicable, in such place.

1.5	Entire Agreement

This Agreement together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6	Currency

All sums of money that are referred to in this Agreement are expressed in lawful moneyof Canada.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, as at the date on which any calculation or action is made or taken or required to be made or taken hereunder ("GAAP") and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

1.8	Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to Cervus,include written disclosure made available to Cervus' representatives, or in the case of disclosure to Vasogen,include written disclosure made available to Vasogen's representatives.

1.9	Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10	Cervus GP Power and Authority

In this Agreement references to the power and authority of Cervus are deemed to be references to that of Cervus GP, or its duly authorized delegates or agents, pursuant to the power and capacity of general partners generally under the Laws of the Province of Alberta in relation to Cervus GP, and pursuant to the powers of Cervus GP specified in the Cervus LP Agreement.

1.11	Exhibits

The following exhibits attached hereto are incorporated into and from an integral part of this Agreement:

A – Form of Plan of Arrangement

B – Form of Indemnity Agreement

C – Required Approvals

D – Form of Arrangement Resolutions

E – Form of Divestiture Agreement

ARTICLE 2

THE ARRANGEMENT

2.1	Plan of Arrangement

Cervus and Vasogen will jointly file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Cervus Meeting and the Vasogen Meeting, which shall be held concurrently on the same date, if practicable, for the purpose of considering and, if deemed advisable, approving the Arrangement Resolutions. Provided all necessary approvals for the Arrangement Resolutions are obtained from the Cervus Unitholders and the Vasogen Shareholders, and the other conditions herein are satisfied or waived as the case may be, each of Cervus and Vasogen will submit the Arrangement to the Court and jointly apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 5, each of Cervus and Vasogen will execute and deliver such closing documents and instruments and forthwith proceed at the Closing Time to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Director pursuant to Subsection 192(6) of the CBCA.

2.2	Interim Order

The Interim Order shall provide that:

(a)	for the purpose of the Cervus Meeting:

(i)	the securities of Cervus for which holders shall be entitled to vote on the Cervus Resolution at the Cervus Meeting shall be the Cervus Units;

(ii)	each of the Cervus Unitholders shall be entitled to one vote for each Cervus Unit held by such holder;

(iii)	the requisite majority for the approval of the Cervus Resolution shall be two-thirds of the votes cast by Cervus Unitholders present in person or represented by proxy at Cervus Meeting; and

(iv)

if the Court provides Cervus Unitholders with a right to dissent, such rights shall be provided on terms similar to Section 190 of the CBCA provided that such rights must be exercised not less than 48 hours prior to the Cervus Meeting.

(b)	for the purpose of the Vasogen Meeting:

(i)	the securities of Vasogen for which holders shall be entitled to vote on the Vasogen Resolution at the Vasogen Meeting shall be the Vasogen Shares;

(ii)	each of the Vasogen Shareholders shall be entitled to one vote for each Vasogen Share held by such shareholder;

(iii)

the requisite majority for the approval of the Vasogen Resolution shall be two-thirds of the votes cast by the Vasogen Shareholders present in person or represented by proxy at the Vasogen Meeting; and

(iv)	the Vasogen Shareholders will be given a right to dissent on terms similar to Section 190 of the CBCA, provided that such rights must be exercised not less than 48 hours prior to the Vasogen Meeting.

(c)	for the purpose of the Cervus GP Resolution:

(i)	the securities of Cervus GP for which holders shall be entitled to vote on the Cervus GP Resolution at the Cervus GP Meeting shall be the Cervus GP Shares;

(ii)	each of the Cervus GP Shareholders shall be entitled to one vote for each Cervus GP Share held by such shareholder; and

(iii)

the requisite majority for the approval of the Cervus GP Resolution shall be two-thirds of the votes cast by the Cervus GP Shareholders present in person or represented by proxy at the Cervus GP Meeting; and

(iv)

the Cervus GP Shareholders will be given a right to dissent on terms similar to Section 191 of the Business Corporation Act (Alberta), provided that such rights must be exercised not less than 48 hours prior to the Cervus GP Meeting.

2.3	Information Circulars and Meetings

(a)	As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws:

(i)	Cervus shall:

(A)

prepare the Cervus Information Circular and cause such circular to be mailed to Cervus Unitholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B)	convene the Cervus Meeting; and

(ii)	Vasogen shall:

(A)

prepare the Vasogen Information Circular and cause such circular to be mailed to the Vasogen Shareholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B)	convene the Vasogen Meeting.

(iii)	Cervus GP shall:

(A)

prepare the Cervus GP Information Circular and cause such circular to be mailed to Cervus GP Shareholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B)	convene the Cervus GP Meeting.

2.4	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Parties shall use their reasonable best efforts to cause the Effective Date to occur on or about October 14, 2009 or, if the Arrangement is not completed by that date, then as soon thereafter prior to the Deadline as is reasonably practical.

ARTICLE 3

COVENANTS

3.1	Covenants of Cervus and Cervus GP

From the date hereof until the earlier of the Effective Date and the date of the termination of this Agreement, except with the prior written consent of Vasogen (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)

Cervus and Cervus GP will not take any action that could reasonably be expected to preclude, delay or have an adverse effect on the Arrangement or would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(b)

Cervus and Cervus GP will promptly disclose in writing to Vasogen any Material Adverse Change which may reasonably be expected to preclude, delay or have an adverse effect on the Arrangement or on the ability of either Cervus or Cervus GP to consummate the Arrangement, or any change in any representation or warranty provided by Cervus or Cervus GP in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Cervus and Cervus GP shall in good faith discuss with Vasogen any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Cervus or Cervus GP, threatened) which is of such a nature that there may be a reasonable question as to whether disclosure in writing need to be given to Vasogen pursuant to this provision;

(c)

Cervus will ensure that it has available funds, whether under its lines of credit or other bank facilities or otherwise, to permit (i) the payment of the maximum amount which may be required by Section 7.3, having regard to its other liabilities and obligations and (ii) funding of the interest bearing loan to Vasogen as evidenced by the Cervus Loan Promissory Note (as defined in the Plan of Arrangement), and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amounts if required;

(d)

Cervus and Cervus GP will use their reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Cervus or Cervus GP (provided that neither Cervus nor Cervus GP shall be obligated to take, or cause to be taken, any action or do, or cause to be done, any other thing with respect to the transactions contemplated in the Arrangement between New Vasogen and its Subsidiaries and the IPC Parties);

(e)

Cervus and Cervus GP will provide notice to Vasogen and the IPC Parties of the Cervus Meeting and the Cervus GP Meeting and allow Vasogen's and the IPC Parties’ representatives to attend such meetings;

(f)

Subject to compliance by Vasogen with Section 3.2(k), Cervus and Cervus GP will ensure that the Cervus Information Circular and the Cervus GP Information Circular provides the Cervus Unitholders and the Cervus GP Shareholders, respectively, with information required by Applicable Law, and will set out the Vasogen Information in such information circulars in the form approved by Vasogen and shall include or incorporate by reference, without limitation: (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws, and (ii) the determination of the Cervus Board of Directors that the Arrangement is fair to the Cervus Unitholders and the Cervus GP Shareholders and is in the best interests of Cervus, the Cervus Unitholders, Cervus GP and the Cervus GP Shareholders and include the unanimous recommendation of the Cervus Board of Directors that the Cervus Unitholders and the Cervus GP Shareholders vote in favour of the Cervus Resolution and the Cervus GP Resolution, as applicable; provided that, for greater certainty, the Cervus Board of Directors shall only be entitled to withdraw, modify or change the recommendation regarding the Arrangement in response to an Alternative Proposal where Cervus has complied with the provisions of Section 3.4 and 7.2;

(g)

Cervus and Cervus GP will assist Vasogen in the preparation of the Vasogen Information Circular and provide to Vasogen, in a timely and expeditious manner, all Cervus Information and Cervus GP Information for inclusion in the Vasogen Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and, in particular, to enable Vasogen to meet the standard in Item 14 of form 51-102F5 to National Instrument 51-102 - Continuous Disclosure Obligations, including without limitation, required financial statements and any associated audit reports, review engagement reports and auditor consents;

(h)

except for proxies and other non-substantive communications with securityholders, Cervus and Cervus GP will furnish promptly to Vasogen or Vasogen's counsel and the IPC Parties or their counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Cervus or Cervus GP in connection with: (i) the Arrangement; (ii) the Cervus Meeting or the Cervus GP Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(i)

Cervus will solicit proxies to be voted at the Cervus Meeting in favour of matters to be considered at the Cervus Meeting, including the Cervus Resolution and Cervus GP will solicit proxies to be voted at the Cervus GP Meeting in favour of matters to be considered at the Cervus GP Meeting, including the Cervus GP Resolution;

(j)

Cervus will conduct the Cervus Meeting in accordance with the Cervus LP Agreement and any instrument governing the Cervus Meeting (including, without limitation, the Interim Order) as applicable, and as otherwise required by Applicable Laws and Cervus GP will conduct the Cervus GP Meeting in accordance with its articles and by-laws and any instrument governing the Cervus GP Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(k)

Cervus and Cervus GP will make all necessary filings and applications under Applicable Laws required to be made on the part of Cervus and Cervus GP, as applicable, in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(l)

Cervus will promptly advise Vasogen and the IPC Parties of the number of Cervus Units for which Cervus receives notices of dissent, if any and if dissent rights are provided pursuant to the Interim Order or written objections to the Arrangement and provide Vasogen and the IPC Parties with copies of such notices and written objections and Cervus GP will promptly advise Vasogen of the number of Cervus GP Shares for which Cervus GP receives notices of dissent or written objections to the Arrangement; and

(m)

To the extent necessary to complete the Arrangement pursuant to the provisions of the CBCA, Cervus and Cervus GP will use their reasonable commercial efforts to obtain the approval of the Cervus GP Shareholders to a continuance of Cervus GP under the provisions of the CBCA before the date the Final Order is obtained and, assuming such approval is received, to use their reasonable commercial efforts to cause Cervus GP to be continued under the provisions of the CBCA before the date the Final Order is obtained.

3.2	Covenants of Vasogen

From the date hereof until the earlier of the Effective Date and the date of the termination of this Agreement, except with the prior written consent of Cervus (such consent not to be unreasonably withheld or delayed), or as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or as required by Applicable Laws:

(a)

Vasogen will not (except to the extent currently contemplated in any of the IPC Agreements that are currently reflected in the Arrangement, in the order currently contemplated in the Arrangement, and with respect thereto only to the extent and in a manner consistent with the Arrangement and not inconsistent with Vasogen’s obligations to Cervus and Cervus GP under this Agreement, provided any action or matter related thereto does not result in any material impairment of, or materially adversely affect Cervus under this Agreement, or the completion, of the Arrangement, to the extent that it relates to Cervus): (i) amend its constating documents; (ii) split, combine or reclassify any of its common shares; (iii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Vasogen; (iv) reorganize, amalgamate, merge or otherwise combine Vasogen with any other Person; or (v) enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing; except, in each case, to the extent that such action or matter would not preclude, delay or have an adverse effect on, the Arrangement;

(b)

Vasogen will not: (i) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the outstanding Vasogen Shares; (ii) issue, grant, sell or pledge any Vasogen Shares or other securities of Vasogen, including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Vasogen Shares (other than the issuance of Vasogen Shares on the exercise of currently outstanding Vasogen Rights); (iii) redeem, purchase or otherwise acquire any of the outstanding Vasogen Shares or other securities; or (iv) enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing; except, in each case, (A) to the extent that such action or matter would not preclude, delay or have an adverse effect on, the Arrangement; or (B) as currently contemplated in any of the IPC Agreements that are currently reflected in the Arrangement, in the order currently contemplated in the Arrangement, and with respect thereto only to the extent and in a manner consistent with the Arrangement and not inconsistent with Vasogen’s obligations to Cervus and Cervus GP under this Agreement, provided any action or matter related thereto does not result in any material impairment of, or materially adversely affect (A) the benefit to Cervus, or the completion, of the Arrangement, to the extent that it relates to Cervus;

(c)

Vasogen will not: (i) acquire (whether by consolidation or acquisition of shares or assets or otherwise) any corporation, trust, partnership or other business organization or division thereof, which is not a Subsidiary or affiliate of Vasogen, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (ii) incur any indebtedness for borrowed money that is not repaid prior to Closing or incur any other material liability or obligation; (iii) issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity; (iv) enter into any hedges, swaps or other financial instruments or like transactions; (v) enter into any material contract; or (vi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing; except: (A) with the consent of Cervus, not to be unreasonably withheld; (B) as contemplated in any of the IPC Agreements that are currently reflected in the Arrangement, in the order currently contemplated in the Arrangement, and with respect thereto only to the extent and in a manner consistent with the Arrangement and not inconsistent with Vasogen’s obligations to Cervus under this Agreement, provided any action or matter related thereto does not preclude or delay the Arrangement or does not result in any material impairment of, or materially adversely affect Cervus under this Agreement or the completion of the Arrangement to the extent that it relates to Cervus if in connection with any such action or matter Vasogen obtains contractual covenants by the counterparty or counterparties which allow it to assign any and all rights and obligations it acquires or assumes as a result of such transaction to Vasogen Subco without consent of the counterparty or counterparties and which provides that there is no further recourse to Vasogen in respect of any such obligations after such assignment (and such rights and obligations are assigned to Vasogen Subco at the Effective Time under the Divestiture Agreement);

(d)

Vasogen will not take any action that could reasonably be expected to preclude, delay or have an adverse effect on the Arrangement or would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(e)

Vasogen will promptly disclose in writing to Cervus any Material Adverse Change or any change in any representation or warranty provided by Vasogen in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Vasogen shall in good faith discuss with Cervus any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Vasogen, threatened) which is of such a nature that there may be a reasonable question as to whether disclosure in writing need to be given to Cervus pursuant to this provision;

(f)

Vasogen will ensure that it has available funds, whether under its lines of credit or other bank facilities or otherwise, to permit the payment of the maximum amount which may be required by Section 7.3 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if required;

(g)

Vasogen will use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Vasogen;

(h)

in seeking any consents to complete the transactions contemplated by the Divestiture Agreement, Vasogen will use its reasonable commercial efforts to obtain a release from such counterparties of any of Vasogen's obligations and liabilities which are to be assigned to or assumed by Vasogen Subco from such counterparties, such release to be effective at the Effective Time;

(i)	Vasogen will provide notice to Cervus of the Vasogen Meeting and allow Cervus' representatives to attend such meeting;

(j)

subject to compliance by Cervus and Cervus GP with Section 3.1(g), Vasogen will ensure that the Vasogen Information Circular provides Vasogen Shareholders with information required by Applicable Laws, and will set out the Cervus Information and the Cervus GP Information in the Vasogen Information Circular in the form approved by Cervus and Cervus GP and shall include or incorporate by reference, without limitation: (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws, and (ii) the determination of the Vasogen Board of Directors that the Arrangement is in the best interests of Vasogen and Vasogen Shareholders, and include the unanimous recommendation of the Vasogen Board of Directors that the Vasogen Shareholders vote in favour of the Arrangement Resolution; provided that, for greater certainty, the Vasogen Board of Directors shall only be entitled to withdraw, modify or change the recommendation regarding the Arrangement in response to an Alternative Proposal where Vasogen has complied with the provisions of Section 3.4 and 7.2;

(k)

Vasogen will assist Cervus and Cervus GP in the preparation of the Cervus Information Circular and the Cervus GP Information Circular and provide to Cervus and Cervus GP, in a timely and expeditious manner, all Vasogen Information for inclusion in the Cervus Information Circular and any amendments or supplements thereto, and in the Cervus GP Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and, in particular, to enable Cervus to meet the standard in Item 14 of form 51-102F5 to National Instrument 51-102 - Continuous Disclosure Obligations, including without limitation, required financial statements and any associated audit reports, review engagement reports and auditor consents and to enable Cervus GP to comply with all Applicable Laws;

(l)

except for proxies and other non-substantive communications with securityholders, Vasogen will furnish promptly to Cervus or Cervus' counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Vasogen in connection with: (i) the Arrangement; (ii) the Vasogen Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(m)	Vasogen will solicit proxies to be voted at the Vasogen Meeting in favour of matters to be considered at the Vasogen Meeting, including the Vasogen Resolution;

(n)

Vasogen will conduct the Vasogen Meeting in accordance with its articles and by-laws and any instrument governing the Vasogen Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(o)

Vasogen will make all necessary filings and applications under Applicable Laws, required to be made on the part of Vasogen in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(p)

Vasogen will, within 24 hours of Vasogen receiving from a taxing authority any audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that a tax assessment or reassessment is being considered or is pending, request for filing of a waiver or extension of time or any other notice in writing related to Taxes (an "Assessment"), deliver to Cervus a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of Vasogen on the assumption that the Assessment is valid;

(q)

Vasogen shall ensure that except in the ordinary course in a manner consistent with current practice, each of VIL and VUS will not engage in any business activity provided that this will not restrict Vasogen in requiring its Subsidiaries from undertaking such actions as may be required hereunder; and

(r)	Vasogen will promptly advise Cervus of the number of Vasogen Shares for which Vasogen receives notices of dissent or written objections to the Arrangement.

3.3	Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of Cervus, Cervus GP and Vasogen will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement (provided that neither Cervus nor Cervus GP shall be obligated to take, or cause to be taken, any action or do, or cause to be done, any other thing with respect to the transactions contemplated in the Arrangement to the extent related to the IPC Arrangement Agreement, including using reasonable efforts:

(a)	to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b)

to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)

to prepare and deliver all documents and take all actions required to implement the Arrangement at the Effective Time including, the assignment by Vasogen of all of its assets and the assumption of all of its liabilities to Vasogen Subco, the transfer of the Cervus Units to Vasogen for Vasogen Shares, the transfer of the Cervus GP Shares to Vasogen for Vasogen Shares and the other transactions contemplated in the Plan of Arrangement;

(d)

to effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement, and each of Cervus, Cervus GP and Vasogen will use its reasonable commercial efforts to cooperate with the others in connection with the performance by the others of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Cervus GP and Vasogen;

(e)

reasonably cooperate with the Other Party and its tax advisors in structuring the Arrangement in a tax effective manner (including, in respect of Vasogen, providing the Other Party with access to its Books and Records), and in particular, in a manner to better ensure the Tax Pools set forth in the Disclosure Letter of Vasogen are available for use by Vasogen after the Effective Time, and assist the Other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the Other Party and its tax advisors shall consider necessary, acting reasonably, provided that such Party shall not be obligated to consent or agree to any structuring that, in its opinion, acting reasonably: (i) would require it to obtain approval of its securityholders other than at the Vasogen Meeting or the Cervus Meeting or the Cervus GP Meeting, as the case may be; (ii) would prejudice its securityholders; (iii) would prevent, delay or have an adverse effect on the Arrangement; (iv) would have an adverse effect on the benefits to be received under the Arrangement by such Party or any of its securityholders, or (v) would be inconsistent with the remaining terms and conditions of this Agreement;

(f)

reasonably cooperate and consult with the Other Party and its tax advisors on the preparation of the information for the Tax Return of Vasogen for the year ended November 30, 2008 (including, in respect of Vasogen, providing the Other Party with access to its Books and Records) and in particular, in a manner to better ensure the Tax Pools set forth in the Disclosure Letter are available for use by Vasogen after the Effective Time and assist the Other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the Other Party and its tax advisors shall consider necessary, acting reasonably, and shall cause the Tax Return of Vasogen for the year ended November 30, 2008 to be filed prior to the Effective Date;

(g)

use their reasonable commercial efforts to cause the mailing of each of the Cervus Information Circular, the Cervus GP Information Circular and Vasogen Information Circular to their respective securityholders, as applicable, to occur on or about September 15, 2009 or, if the mailing is not completed by that date, then as soon as reasonably practicable following that date and in any event not later than September 30, 2009; and

(h)

to obtain and maintain the Vasogen Required Approvals and Cervus Required Approvals which must be obtained from third parties and Governmental Entities, including making as promptly as practicable all filings and submissions that are required or are otherwise advisable in order to obtain such approvals and will reasonably cooperate with each other in the preparation of such filings and submissions and the provision of any supplemental information that may be requested or required by Governmental Entities including (i) providing each other with drafts of documentation for review and reasonable comment prior to submission with Governmental Entities and (ii) keeping each other informed as to developments regarding the obtaining of such regulatory approvals.

3.4	Acquisition Proposal

(a)

Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately terminate access to and request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured (provided however this will in no way restrict Vasogen from taking such action as may be required in order to satisfy its requirements under the IPC Agreements and with respect thereto only to the extent and in a manner consistent with the Arrangement and not inconsistent with Vasogen’s obligations to Cervus and Cervus GP under this Agreement, provided any action or matter related thereto does not result in any material impairment of, or materially adversely affect Cervus under this Agreement, or the completion, of the Arrangement to the extent that it relates to Cervus).

(b)

Neither Party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)	solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii)

enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)

waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements executed in connection with an Acquisition Proposal, including, without limitation, any "standstill provisions" thereunder; or

(iv)	accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision of this Agreement, each Party and its officers, directors and advisers may:

(v)

enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it, whether or not such solicitation, initiation or encouragement was in relation to an Acquisition Proposal or a transaction that would constitute an Acquisition Proposal but for the fact that such transaction does not preclude, delay or have an adverse effect on, the Arrangement) has made a written bona fide Material Acquisition Proposal which the Vasogen Board of Directors or Cervus Board of Directors, as the case may be, determines in good faith that funds or other consideration necessary for the Material Acquisition Proposal are likely to be available (an "Alternative Proposal") and, subject to execution of a confidentiality agreement with a standstill covenant that prevents such third party from making an Acquisition Proposal without the written consent of the Vasogen Board of Directors or Cervus Board of Directors, as the case may be, (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets if:

(A)

the Vasogen Board of Directors or Cervus Board of Directors, as the case may be, has received the advice of outside counsel that it is necessary to do so in order to properly discharge its fiduciary duties under Applicable Laws or the constating documents of such Party; and

(B)

prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the Other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party together with a copy of the confidentiality agreement referenced above and if not previously provided to the Other Party, copies of all information provided to such third party that is relevant to the Arrangement concurrently with the provision of such information to such tchird party, and provided further that such Party shall notify the Other Party orally of, and disclose in writing, any inquiries, offers or proposals with respect to an Alternative Proposal (which written disclosure shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the third party making it, if not previously provided to the Other Party, copies of all information provided to such third party and all other information reasonably requested by the Other Party), within 24 hours of the receipt thereof, shall keep the Other Party informed of the status and details of any such inquiry, offer or proposal and answer the Other Party's questions with respect thereto; or

(vi)

accept, recommend, approve or enter into an agreement to implement an Alternative Proposal, if the Vasogen Board of Directors or Cervus Board of Directors, as the case may be, determines the Alternative Proposal to be in the best interests of its shareholders or Cervus Unitholders, as the case may be, and such Party complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 7.1(a) and concurrently therewith pays the amount required by Section 7.3 to the Other Party.

(c)

Each Party in receipt of an Alternative Proposal (a "Receiving Party") shall give the Other Party (the "Responding Party"), orally and disclose in writing, at least three Business Days advance notice of any decision by the Vasogen Board of Directors or Cervus Board of Directors, as the case may be, to accept, recommend, approve or enter into an agreement to implement an Alternative Proposal, which notice shall confirm that the Vasogen Board of Directors or Cervus Board of Directors, as the case may be, of the Receiving Party has determined that such Acquisition Proposal constitutes an Alternative Proposal, shall identify the third party making the Alternative Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such three Business Day period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Alternative Proposal and not to release the third party making the Alternative Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d)

Each Party agrees that all information that may be provided to it by the Other Party with respect to any Alternative Proposal pursuant to this Section 3.4 shall be confidential and shall not be disclosed or used except in order to enforce its rights under this Agreement in legal proceedings.

(e)

Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4. Cervus shall be responsible for any breach of this Section 3.4 by Cervus GP’s officers, directors, employees, investment bankers, advisers or representatives, and Vasogen shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.

3.5	Provision of Information; Access

(a)

From and after the date hereof, Vasogen shall provide Cervus and its representatives access, during normal business hours and at such other time or times as Cervus may reasonably request, to its premises, books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Cervus all information concerning its business, properties and personnel as Cervus may reasonably request in the context of completing the Arrangement.

(b)

From and after the date hereof, Cervus shall provide Vasogen and its representatives access, during normal business hours and at such other time or times as Vasogen may reasonably request, to its premises, books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Vasogen all information concerning its business, properties and personnel as Vasogen may reasonably request in the context of completing the Arrangement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Cervus

Cervus and Cervus GP each hereby makes the representations and warranties set forth in this Section 4.1 to and in favour of Vasogen and acknowledges that Vasogen is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)

Organization and Qualification. Cervus has been duly formed and is validly existing under the laws of the Province of Alberta and has the requisite power and authority to own its assets and to carry on its business as now conducted. Copies of the constating documents of Cervus (including the Cervus LP Agreement) and Cervus GP made available to Vasogen, together with all amendments to date, are accurate and complete in all material respects of the date hereof and have not been amended or superceded.

(b)

General Partner. Cervus GP (i) is the sole general partner of Cervus, (ii) has been duly appointed as the general partner of Cervus, (iii) is authorized to execute agreements for and on behalf of Cervus, (iv) has full corporate power and capacity to act as general partner of Cervus; and (v) has the power and authority to bind Cervus to this Agreement and all other agreements required in connection with the Arrangement pursuant to the terms and conditions of the Cervus LP Agreement. Further, Cervus GP is (i) a corporation incorporated under the laws of the Province of Alberta and is validly existing under the laws of the Province of Alberta; and (ii) has the corporate power to own property and assets, carry on business, act as general partner of Cervus and enter into and perform its obligations under the Cervus LP Agreement and this Agreement.

(c)

Authority Relative to this Agreement. Each of Cervus, via Cervus GP, and Cervus GP has the requisite power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by the Cervus Board of Directors and no other proceedings on the part of either Cervus or Cervus GP are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by each of Cervus, via Cervus GP, and Cervus GP and constitutes a legal, valid and binding obligation of each of Cervus and Cervus GP enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)

No Violations. Except as contemplated by this Agreement, other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post Arrangement: i) there is no legal impediment to either Cervus' or Cervus GP’s consummation of the Arrangement; and ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of either Cervus or Cervus GP in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect which may reasonably be expected to preclude, delay or have an adverse effect on the Arrangement or on the ability of either Cervus or Cervus GP to consummate the Arrangement.

(e)

Board Approval. The Cervus Board of Directors has approved the Arrangement and approved this Agreement, has determined that the Arrangement and this Agreement are in the best interests of Cervus and the Cervus Unitholders, and of Cervus GP and the Cervus GP Shareholders, and has unanimously determined that the Arrangement is fair to the Cervus Unitholders and the Cervus GP Shareholders and has resolved to unanimously recommend approval of the Cervus Resolution by the Cervus Unitholders and of the Cervus GP Resolution by the Cervus GP Shareholders.

(f)

Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Cervus or Cervus GP, threatened or for which there is a reasonable basis, affecting or that would affect Cervus or Cervus GP at law or in equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of Cervus or Cervus GP which, if successful would have a Material Adverse Effect which may reasonably be expected to preclude, delay or have an adverse effect on the Arrangement or which would adversely affect the ability of either Cervus or Cervus GP to consummate the Arrangement.

(g)

Funds Available. The aggregate cash to be loaned by Cervus to Vasogen pursuant to the Arrangement is available to Cervus and will be available at the Effective Time so that Cervus will be able to make such loan in accordance with the terms of the Plan of Arrangement.

(h)

Reporting Issuer Status. Cervus is a reporting issuer in British Columbia and Alberta and in no other province or territory. Cervus is in material compliance with all applicable Canadian Securities Laws and the rules and policies of the TSXV. Cervus GP is not a reporting issuer in any province or territory.

(i)

Disclosure. To the knowledge of Cervus, Cervus has not withheld from Vasogen any material information that would reasonably be expected to disclose that either Cervus or Cervus GP is unable to complete all or any material part of the transactions contemplated as part of the Arrangement.

4.2	Representations and Warranties of Vasogen

Vasogen hereby makes the representations and warranties set forth in this Section 4.2 to and in favour of Cervus and acknowledges that Cervus is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)

Organization and Qualification. Vasogen is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Copies of the constating documents of Vasogen and any material contracts of Vasogen made available to Cervus, together with all amendments to date, are accurate and complete in all material respects as of the date hereof and have not been amended or superseded.

(b)

Authority Relative to this Agreement. Vasogen has the requisite corporate power and authority to execute this Agreement carry out its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by the Vasogen Board of Directors and no other proceedings on the part of Vasogen are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by Vasogen and constitutes a legal, valid and binding obligation of Vasogen enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)

No Violations. Except as contemplated by this Agreement, other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post Arrangement: (i) there is no legal impediment to Vasogen's consummation of the Arrangement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Vasogen in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect.

(d)

Board Approval. The Vasogen Board of Directors has approved the Arrangement and approved this Agreement, has determined that the Arrangement and this Agreement are in the best interests of Vasogen and the Vasogen Shareholders, and has determined that the Arrangement is fair to Vasogen Shareholders and has resolved to recommend approval of the Arrangement Resolution by Vasogen Shareholders.

(e)

Litigation. Except as listed in Section 4.2(e) of the Disclosure Letter, there are no actions, suits or proceedings in existence or pending or, to the knowledge of Vasogen, threatened or for which there is a reasonable basis, affecting or that would affect Vasogen at law or in equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of Vasogen which, if successful, would have a Material Adverse Effect.

(f)

Reporting Issuer Status. Vasogen is a reporting issuer (where such concept exists) in all provinces and territories of Canada. The Vasogen Shares are registered pursuant to Section 12 of the U.S. Exchange Act. Except as listed in Section 4.2(f) of the Disclosure Letter, Vasogen is in material compliance with all applicable Canadian Securities Laws, U.S. Securities Laws (including the Sarbanes Oxley Act of 2002), and the rules and policies of each of the TSX and NASDAQ.

(g)

Capitalization. As of the date hereof, the authorized capital of Vasogen consists of an unlimited number of Vasogen Shares. As of July 31, 2009, there were issued and outstanding 22,623,195 Vasogen Shares and an aggregate of up to 8,514,495 Vasogen Shares were issuable pursuant to the Vasogen Rights (of which up 7,094,973 Vasogen Shares were issuable upon exercise of the Vasogen Warrants). Except as set forth in this Agreement, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Vasogen of any securities of Vasogen (including Vasogen Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Vasogen (including Vasogen Shares). All outstanding Vasogen Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any preemptive rights.

(h)

Financial Statements. As of their respective dates, the Vasogen Financial Statements did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The Vasogen Financial Statements were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Vasogen's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or subject to summary statements), and present fairly in all material respects in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Vasogen on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in all material respects in respect of contingent liabilities, if any, of Vasogen on a consolidated basis.

(i)

Absence of Liabilities. Vasogen will, after Closing, not have any have any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever that is material to Vasogen resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of Vasogen which occurred prior to Closing, including without limitation, as a result of: (i) Claims relating to the Intellectual Property of Vasogen or the activity of Vasogen and/or of its Subsidiaries in relation to the Intellectual Property, including without limitation the development, reproduction, use, and sale or distribution, of all or any part thereof, which infringes upon, or misappropriates, the Intellectual Property Rights of any third Person; (ii) Claims relating to Taxes of Vasogen for any period of time prior to Closing; (iii) Claims related to any public disclosure of Vasogen, including without limitation the Public Record of Vasogen and any disclosure relating to Vasogen included in the Cervus Information Circular, for any period of time prior to Closing; (iv) any violation by Vasogen of Applicable Laws, including without limitation applicable Canadian Securities Laws or U.S. Securities Laws, that occurred prior to Closing; (v) any failure by Vasogen to comply with the terms of any agreements, contracts, indentures, licenses, permits, approvals to which it is or was party or which it is or was subject to, or which has been entered into on its behalf or its constating documents; (v) Claims relating to the operation, performance, warranty, maintenance, service, malfunction or liability of Vasogen's products prior to Closing; (vii) Claims relating to Vasogen's non-compliance with workers' compensation legislation, including without limitation, premiums in Canada or the United States; (viii) Claims relating to personal injuries or property damage caused by Vasogen; or (ix) Claims relating to Vasogen's violation of Environmental Laws or the release of Hazardous Substances; except, in each case; or (x) as has been assumed by Vasogen Subco and is the subject of the trust conditions of the Divestiture Agreement.

(j)

Disclosure. To the knowledge of Vasogen, Vasogen has not withheld from Cervus any material information or documents concerning Vasogen or its Subsidiaries (i) concerning the Tax Pools set out in the Disclosure Letter or (ii) that would reasonably be expected to disclose that a Material Adverse Change in respect of Vasogen had occurred after May 30, 2009.

(k)	No Material Adverse Change. Since November 30, 2008, other than as disclosed in the Public Record, there has not been any Material Adverse Change in respect of Vasogen.

(l)	Tax Representations:

(i)	Place of Principal Offices. The principal office of Vasogen is not located within the United States;

(ii)	Investment Company. Vasogen is not an "investment company" within the meaning of the United States Investment Company Act of 1940, as amended;

(iii)

Tax Returns. With the exception of the Canadian federal and provincial tax returns for the taxation year ended November 30, 2008, Vasogen has duly and timely filed in the prescribed manner and within the prescribed time with all appropriate Governmental Entities all Tax Returns that it is required to file in respect of any Taxes in respect of any provision in applicable tax legislation, for all fiscal and other reporting periods ending prior to the date hereof, and all of which are, to the best of Vasogen's knowledge, true, correct and complete in all material respects;

(iv)

Sales Tax. Vasogen has complied with all registration, reporting, collection and remittance requirements in respect of all federal and provincial sales tax legislation including but not limited to the Excise Tax Act (Canada);

(v)

Tax Information. Vasogen has provided to Cervus copies of all tax related materials requested by Cervus, including Tax Returns, electronic copies of the general ledger and copies of legal entity financial statements, elections, designations, audit undertakings, notices of determination of loss, all working papers, calculations and schedules relating thereto, together with all communications relating thereto from any Governmental Entities and the response, if any, from Vasogen to such communications;

(vi)

Assessments or Reassessments. (A) There are no assessments or reassessments of any Taxes that have been issued and are outstanding pursuant to which there are any material amounts owing; (B) Vasogen is not negotiating any draft assessment or reassessment with any Governmental Entity; (C) except as set out in the Disclosure Letter, Vasogen is not aware of any contingent liabilities for Taxes or any grounds for an assessment or reassessment including, without limitation, aggressive treatment of income, expenses, deductions, credits or other claims for deduction or credit under any Tax Returns; and (D) Vasogen has not received any indication from any Governmental Entity that an assessment or reassessment is proposed in respect of any Taxes, regardless of its merits. Vasogen has not executed or filed with any Governmental Entity any agreement extending the period for the filing of any Tax Returns or for the assessment, reassessment or collection of any Taxes. No Governmental Entity has challenged or disputed the tax account balances set forth in the Disclosure Letter with Vasogen;

(vii)

Acquisition of Control. Based on the generally accepted interpretation of the ITA as of the date hereof, during the period commencing December 1, 1998 and ending immediately prior to the date hereof, there has not been any "acquisition of control" of Vasogen, as that term is used for purposes of the ITA; and

(viii)	Residency. Vasogen is and has been since its inception, resident in Canada and a "taxable Canadian corporation", both for purposes of the ITA.

ARTICLE 5

CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)

the Interim Order: i) shall have been granted in form and substance satisfactory to each of Cervus, Cervus GP and Vasogen, acting reasonably; ii) shall provide that the obligation to comply with any dissent rights granted to Vasogen Shareholders in connection with the Arrangement, including without limitation the obligation to pay the fair value of such Vasogen Shares to the holders of any such securities which have exercised such dissent rights, shall be an obligation of New Vasogen; and (iii) shall not have been set aside or modified in a manner unacceptable to Cervus, Cervus GP and Vasogen, acting reasonably, on appeal or otherwise;

(b)

the Arrangement Resolutions shall have been passed by the requisite majorities specified in the Interim Order and in form and substance satisfactory to each of Cervus, Cervus GP and Vasogen, acting reasonably;

(c)

the Final Order shall have been granted in form and substance satisfactory to Cervus, Cervus GP and Vasogen, acting reasonably and shall not have been set aside or modified in any manner unacceptable to Cervus, Cervus GP or Vasogen, acting reasonably, on appeal or otherwise;

(d)

the Articles of Arrangement to be filed with the Director in accordance with the Arrangement shall be in form and substance satisfactory to each of Cervus, Cervus GP and Vasogen, acting reasonably and be capable of being filed in sufficient time to ensure that the Arrangement may become effective on or prior to the Deadline; and

(e)	there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Vasogen, Cervus and Cervus GP and may be asserted by each of Vasogen, Cervus and Cervus GP regardless of the circumstances and may be waived by Vasogen, Cervus and Cervus GP (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Vasogen or Cervus may have.

5.2	Additional Conditions to Obligations of Cervus and Cervus GP

The obligation of Cervus and Cervus GP to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

except as affected by the transactions contemplated by this Agreement, the representations and warranties of Vasogen contained in Section 4.2 shall be true in all material respects (provided that those representations which are subject to qualifications or limitations as to materiality or Material Adverse Effect or Material Adverse Change shall be true in all respects) as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and Vasogen shall have complied in all material respects with its covenants in this Agreement and Cervus and Cervus GP shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of Vasogen acting solely on behalf of Vasogen and not in their respective personal capacities, to the best of their respective information and belief having made reasonable inquiry and Cervus and Cervus GP will have no knowledge to the contrary;

(b)

in the event the Interim Order provides Cervus Unitholders with dissent rights, not more than 5% of the outstanding Cervus Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(c)

immediately prior to the Effective Time, the aggregate of the tax account balances in respect of the Tax Pools set out in the Disclosure Letter shall not be less than 95% of the amounts set out in the Disclosure Letter, and the applicable expiry horizons will not be materially different than as set out in the Disclosure Letter;

(d)

at the Effective Time: (i) Vasogen shall have no Subsidiaries other than those being transferred to Vasogen Subco or New Vasogen in connection with the Arrangement or agreements of any nature to acquire any Subsidiary, or to acquire or lease any other business, assets or operations; (ii) Vasogen shall not have in effect any bonus plan, commission plan, profit sharing plan, pension plan, royalty plan or arrangement or employee benefit plan for the benefit of any employees, officers, directors or shareholders of Vasogen that will not be terminated or transferred to Vasogen Subco or New Vasogen, whether pursuant to the Arrangement or otherwise; (iii) Vasogen will have no officers, employees or consultants other than those whose arrangement are being terminated or transferred to Vasogen Subco or New Vasogen in connection with the Arrangement; and (iv) there shall be no amounts payable by Vasogen under any obligations or liabilities of Vasogen to pay any amount to its officers, directors, employees or consultants or any other person not dealing at arm's length with Vasogen or any associate or affiliate of any such persons including all severance, termination, change of control arrangements, pay to stay or retention arrangements and salaries and bonuses (other than those to be transferred to Vasogen Subco or New Vasogen, whether pursuant to the Arrangement or otherwise) except for any benefits under run off directors’ and officer’s liability insurance maintained by Vasogen for the current and former directors and officers of Vasogen on terms and conditions that the current Vasogen Board reasonably determines;

(e)

there shall not have been after the date hereof and prior to the Effective Time any legislative enactment, promulgation, or public announcement of any change or proposed change in law (including a specific proposal to amend the ITA publicly announced by the Department of Finance of Canada) or applicable case law, or written and published interpretative guidance or policy of the Canada Revenue Agency or provincial equivalent that, in the opinion of Cervus acting reasonably, could be expected to result in any material impairment of, or materially adversely affect (i) the benefit to Cervus, or the completion, of the Arrangement, or (ii) the ability of Vasogen to utilize the Tax Pools referred to in the Disclosure Letter after the Effective Date;

(f)

during the period commencing immediately prior to the date hereof and ending immediately prior to the Effective Time, there will not have been any "acquisition of control" of Vasogen, as that term is used for purposes of the ITA, with the exception of any "acquisition of control" that has occurred on or after the date hereof as a result of the execution of this Agreement or the completion of the transactions contemplated herein, including the Plan of Arrangement;

(g)

the Vasogen Shares to be issued by Vasogen (including the Vasogen Shares to be issued pursuant to the Arrangement) shall be conditionally approved for listing so as to be listed and posted for trading on the TSXV on the first trading day following the Effective Date and the Vasogen Shares shall be delisted from the TSX and NASDAQ;

(h)	Cervus shall have received resignations and releases, in the form settled between Vasogen and Cervus on or prior to the date hereof, from the directors and officers of Vasogen;

(i)	between the date hereof and the Effective Time, there shall not have occurred any Material Adverse Change in respect of Vasogen;

(j)

there shall be no security registrations against Vasogen under the Personal Property Security Act (Ontario) or other security registration legislation in other jurisdictions, with the exception of registrations relating to specific goods which, for greater certainty, excludes registrations relating to equipment or other categories of personal property where no specific good is listed, or such other arrangements shall have been made with respect to the discharge of such security registrations as are satisfactory to Cervus;

(k)	New Vasogen shall have entered into an indemnity agreement indemnifying Vasogen in the form attached hereto as Exhibit "B";

(l)	Vasogen, Vasogen Subco and New Vasogen shall have entered into the Divestiture Agreement;

(m)	the Cervus Required Approvals and the Cervus GP Required Approvals shall have been received by Cervus and Cervus GP on a basis acceptable to each of Cervus and Cervus GP, acting reasonably; and

(n)	the Tax Return of Vasogen for the year ended November 30, 2008 shall have been filed on or before the Effective Date in form and content acceptable to Cervus, acting reasonably.

The conditions in this Section 5.2 are for the exclusive benefit of Cervus and may be asserted by Cervus regardless of the circumstances or may be waived by Cervus in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Cervus may have.

5.3	Additional Conditions to Obligations of Vasogen

The obligations of Vasogen to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

except as affected by the transactions contemplated by this Agreement, the representations and warranties of Cervus and Cervus GP contained in Section 4.1 shall be true in all material respects (provided that those representations which are subject to qualifications or limitations as to materiality or Material Adverse Effect or Material Adverse Change shall be true in all respects) as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and Cervus shall have complied in all material respects with its covenants in this Agreement and Vasogen shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of Cervus GP acting solely on behalf of Cervus GP, in its capacity as the general partner of Cervus, and not in their personal capacity, to the best of their respective information and belief having made reasonable inquiry and Vasogen will have no knowledge to the contrary;

(b)

Cervus shall have provided to Vasogen evidence satisfactory to Vasogen, acting reasonably, that Cervus has sufficient funds available in cash to permit the funding by Cervus of Vasogen in the amount of $7,500,000;

(c)	holders of not more than 5% of the outstanding Vasogen Shares shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(d)	Vasogen shall have entered into an indemnity agreement indemnifying New Vasogen in the form attached hereto as Exhibit "B"; and

(e)	the Vasogen Required Approvals shall have been received by Vasogen on a basis acceptable to Vasogen, acting reasonably.

The conditions in this Section 5.3 are for the exclusive benefit of Vasogen and may be asserted by Vasogen regardless of the circumstances or may be waived by Vasogen in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Vasogen may have.

5.4	Notice and Effect of Failure to Comply with Conditions

(a)

Each of Cervus, Cervus GP and Vasogen shall give prompt notice to the others of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)

Subject to the provisions of Section 7.2 and 7.3, if any of the conditions precedents set forth in Sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may terminate this Agreement as provided in Section 7.1 hereof; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the Other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

5.5	Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the CBCA to give effect to the Arrangement.

ARTICLE 6

AMENDMENT

6.1	Amendment

(a)

This Agreement (including the Plan of Arrangement) may at any time and from time to time before or after the holding of the Vasogen Meeting, the Cervus Meeting and Cervus GP Meeting be amended by written agreement of the Parties without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(iii)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(iv)	waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by Cervus Unitholders, Cervus GP Shareholders or Vasogen Shareholders, as the case may be, without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

(b)

If the transactions involving, or for the benefit of, New Vasogen or the IPC Parties that are currently contemplated in the IPC Agreements and that are currently reflected in the Arrangement, in the order set out in the Arrangement, are not capable of being completed on or before the Deadline, whether by failure of one of the parties to the IPC Agreements or otherwise, the Arrangement shall be amended to remove the transactions currently contemplated in sections 2.2(x) through to and including (ee) of the Plan of Arrangement and the remainder of the Plan of Arrangement shall be amended to make it consistent with the foregoing provision.

ARTICLE 7

TERMINATION

7.1	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of Cervus and Vasogen.

(b)	This Agreement may be terminated by either Cervus or Vasogen at any time prior to the Effective Time:

(i)

if the Effective Time has not occurred on or prior to the Deadline, except that the right to terminate this Agreement under this Clause (i) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)	if the Vasogen Meeting is held and the required Vasogen Resolution is not passed at the Vasogen Meeting (or any adjournment or postponement thereof);

(iii)	if the Cervus Meeting is held and the required Cervus Resolution is not passed at the Cervus Meeting (or any adjournment or postponement thereof);

(iv)	if any Law makes the consummation of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable; or

(v)

in order for a Party to enter into an Alternative Proposal in accordance with Section 3.4(b)(vi), provided that such Party has complied with its obligations set forth in Section 3.4(c) and concurrently therewith pays the Other Party the Termination Fee.

(c)

This Agreement may be terminated by Vasogen at any time prior to the Effective Time if Vasogen is not in material breach of its obligations under this Agreement and Cervus or Cervus GP breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement which breach or failure to perform (i) would cause a default under Section 3.1 or the failure of the one of the conditions precedent in Section 5.1 or 5.3 to be satisfied and (ii) is incapable of being cured or, if curable, is not cured in accordance with Section 7.2.

(d)

This Agreement may be terminated by Cervus at any time prior to the Effective Time if each of Cervus and Cervus GP is not in material breach of its obligations under this Agreement and Vasogen breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement which breach or failure to perform (i) would cause a default under Section 3.2 or the failure of the one of the conditions precedent in Section 5.1 or 5.2 to be satisfied and (ii) is incapable of being cured or, if curable, is not cured in accordance with Section 7.2.

7.2	Notice and Cure Provisions

(a)

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time prior to the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(i)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or
(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.
(b)

Cervus may not exercise its right to terminate this Agreement pursuant to Section 7.1(d) and Vasogen may not exercise its right to terminate this Agreement pursuant to Section 7.1(c) unless the Party seeking to terminate the Agreement shall have delivered a written notice to the Other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that the Other Party is proceeding diligently to cure such matter and such matter is capable of being cured on or prior to the Deadline, no Party may exercise such termination right until the earlier of (i) the Deadline, and (ii) the date that is fifteen (15) Business Days following receipt of such notice by the Other Party to whom the notice was delivered, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Cervus Meeting and/or the Vasogen Meeting, each such meeting, as applicable, shall, unless the Parties agree otherwise, be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein). If such notice has been delivered prior to the filing of the Articles of Arrangement, such filing shall be postponed until two (2) Business Days after the expiry of such period.

(c)

Each Party shall promptly notify the Other Party of (i) any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from such Party, its subsidiaries or its representatives), (ii) any material communication from any Government Entity in connection with the transactions contemplated by this Agreement (and the response thereto from such Party, its subsidiaries or its representatives), and (iii) any material Claim threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that are related to the transaction contemplated by the Agreement.

7.3	Termination Fee

Notwithstanding any other provision relating to the payment of fees or expenses, in the event of termination of this Agreement under the various circumstances set forth below, either Vasogen or Cervus shall owe the Other Party the Termination Fee and/or reimbursement of expenses, if any, as follows:

(a)	if Vasogen terminates this Agreement pursuant to:

(i)

Section 7.1(b)(iii) (i.e. Cervus Resolution or Cervus GP Resolution not approved) or Section 7.1(c) (i.e. breach of Agreement by Cervus or Cervus GP), Cervus will pay, or cause to be paid, to Vasogen by wire transfer of immediately available funds an amount equal to the Termination Fee; or

(ii)

Section 7.1(b)(ii) (i.e. Vasogen Resolution not approved) or Section 7.1(b)(v) (i.e. Alternative Proposal), Vasogen will pay, or cause to be paid, to Cervus by wire transfer of immediately available funds an amount equal to the Termination Fee;

(b)	If Cervus terminates this Agreement pursuant to:

(i)

Section 7.1(b)(ii) (i.e. Vasogen Resolution not approved) or Section 7.1(d) (i.e. breach of Agreement by Vasogen), Vasogen will pay, or cause to be paid, to Cervus by wire transfer of immediately available funds an amount equal to the Termination Fee; or

(ii)

Section 7.1(b)(iii) (i.e. Cervus Resolution or Cervus GP Resolution not approved) or Section 7.1(b)(v) (i.e. Alternative Proposal), Cervus will pay, or cause to be paid, to Vasogen by wire transfer of immediately available funds an amount equal to the applicable Termination Fee.

The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Vasogen nor Cervus would have entered into this Agreement; accordingly, if Vasogen or Cervus fails to timely pay any amount due pursuant to this Section 7.3 and, in order to obtain the payment, the Party who is owed such payment commences a suit which results in a judgment against the Other Party for the payment set forth in this Section 7.3, the defaulting Party shall pay to the Other Party its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount due from each day for which payment is due until the date of the payment at the prime rate of the Bank of Canada in effect on the date such payment was required to be made.

7.4	Damages and Remedies

Each Party acknowledges that the payment of the Termination Fee in the circumstances contemplated in Section 7.3 is the sole remedy to which a Party is entitled on the termination of this Agreement and that such amount is not a penalty, but intended to reimburse a Party for its time, efforts and costs in implementing the transactions contemplated herein. Each Party irrevocably waives any right it may have to raise as a defence that any such fee is excessive or punitive.

Each Party acknowledges that, other than in respect of the termination of this Agreement in circumstances contemplated in Section 7.3, nothing restricts the ability of a Party to pursue any and all legal remedies with respect to any breach by the Other Party of its covenants, representations or warranties contained herein, including without limitation the ability to sue for damages, seek injunctive relief or specific performance. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 8

CONFIDENTIALITY

8.1	Confidentiality

(a)

Each Party will, and will cause its Subsidiaries and its and their directors, officers, employees and agents to, keep all information provided to it hereunder or in connection with the Arrangement (collectively, the "Confidential Information") confidential and will not use or disclose such Confidential Information to any Person except to the extent:

(i)	such use or disclosure is expressly permitted or contemplated pursuant to this Agreement or any agreement contemplated herein;

(ii)

such use or disclosure is strictly necessary to enable the recipient of such Confidential Information to exercise its rights and perform its obligations under this Agreement or any agreement contemplated in this Agreement;

(iii)	such use or disclosure is required by Applicable Laws;

(iv)	such information is in the public domain other than as a result of a breach of this Agreement or any agreement contemplated in this Agreement; or

(v)

such use or disclosure is required pursuant to a final order or judgment of a court of competent jurisdiction and in such case the Parties will cooperate with one another to obtain an appropriate protective order or other reliable assurance that the confidentiality of such Confidential Information will be maintained.

(b)

Each Party acknowledges that the Confidential Information of the Other Party consists in part of information vital to the business and commercial prospects of that Other Party and that such information is the special, valuable and unique property of that Other Party and would not normally be disclosed to it. Accordingly, each Party agrees to use all commercially reasonable efforts to protect such Confidential Information and keep it confidential using a standard of care no less than the degree of care that such Party would be reasonably expected to employ for its own similar Confidential Information. In particular, each Party has instructed and shall continue to instruct those employees or advisors responsible for processing Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder and has ensured and shall continue to ensure that access to the Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access such information in order to complete the Arrangement.

(c)

Neither Party has or hereafter shall use any Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement and each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that any disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(d)

Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with Applicable Laws to prevent accidental loss or corruption of the Personal Information, unauthorized input or access to the Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Personal Information.

(e)

Each Party shall promptly notify the Other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(f)

Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the Other Party shall forthwith cease all use of the Personal Information acquired by it in connection with this Agreement and will return to Other Party or, at the Other Party's request, destroy in a secure manner, the Personal Information (and any copies).

(g)

Without prejudice to any other rights or remedies, in the event of litigation relating to a breach of the provisions of this Article 8, if a court of competent jurisdiction determines in a final, non-appealable order that any of such provisions has been breached, the Party in breach will reimburse the Other Party for its costs and expenses (including reasonable legal fees and expenses) incurred in connection with all such litigation.

No failure or delay by a Party or any of such Party’s representatives in exercising any right, power or privilege under this Article 8 will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder. No provision of this Article 8 may be waived or amended nor any consent given except in writing signed by a duly authorized officer of each Party so waiving or consenting.

ARTICLE 9

NOTICES

9.1	Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy or by e-mail:

(a)	in the case of Cervus, to:

Cervus LP,

c/o Cervus GP Ltd.

#205, 120 Country Hills Landing NW

Calgary, AB T3K 5P3

Facsimile: (403) 567-0392

E-mail:	placey@cervuslp.com
Attention: Peter Lacey, President and Chief Executive Officer

with a copy to:

Shea Nerland Calnan LLP

2800, 715-5th Avenue SW

Calgary, Alberta T2P 2X6

Facsimile: (403) 299-9601

E-mail: jbrennan@snclaw.com

Attention: Joe Brennan

(b)	in the case of Vasogen, to:

Vasogen Inc.

c/o McCarthy Tétrault LLP

Suite 5300

Toronto Dominion Bank Tower

Toronto, Ontario, Canada M5K 1E6

Facsimile: (905) 569-9231

E-mail: cwaddick@Vasogen.com

Attention: Chris Waddick, President and Chief Executive Officer

with a copy to:

McCarthy Tétrault LLP

Suite 5300

Toronto Dominion Bank Tower

Toronto, Ontario, Canada M5K 1E6

Facsimile: (416) 868-0673

E-mail: ipalm@mccarthy.ca

Attention: W. Ian Palm

(c)	in the case of Cervus GP Ltd., to:

Cervus GP Ltd.

#205, 120 Country Hills Landing NW

Calgary, AB T3K 5P3

Facsimile: (403) 567-0392

E-mail:	placey@cervuslp.com
Attention: Peter Lacey, President and Chief Executive Officer

with a copy to:

Shea Nerland Calnan LLP

2800, 715-5th Avenue SW

Calgary, Alberta T2P 2X6

Facsimile:	(403) 299-9601

E-mail: jbrennan@snclaw.com

Attention: Joe Brennan

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy or e-mail is received.

ARTICLE 10

GENERAL

10.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2	Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the Other Party.

10.3	Disclosure

The Parties agree to consult with each other, and to provide each other with a reasonable prior opportunity to review and comment on, any press release, public statement or filing with any regulatory body or stock exchange with respect to this Agreement or any of the transactions contemplated herein. The Parties also agree to use commercially reasonable efforts to exclude, to the extent legally permitted, all Confidential Information from any voluntary or other disclosure required under applicable securities or similar legislation in connection with this Agreement, including redacting Confidential Information from any copy of this Agreement required to be filed under such legislation.

10.4	Costs

Except as contemplated herein (including Section 7.3 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby.

10.5	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.6	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the Other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7	Time of Essence

Time shall be of the essence of this Agreement.

10.8	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario. The Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Ontario and, with respect to the Plan of Arrangement, the Court.

10.9	Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.10	Obligations

The Parties acknowledge that, with respect to Cervus being a party to this Agreement, Cervus is a limited partnership formed under the Partnership Act (Alberta), a limited partner of which is only liable for any of its liabilities or any of its losses to the extent of the amount that he or she has contributed or agreed to contribute to its capital and his or her pro rata share of any undistributed income.

10.11	Facsimile and Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

The remainder of this page is left blank intentionally.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

CERVUS LP, by its general partner Cervus GP Ltd.		VASOGEN INC.
Per:	(signed) “Peter Lacey”	Per:	(signed) “Chris Waddick”
	Peter Lacey President and Chief Executive Officer		Christopher Waddick President and Chief Executive Officer of Vasogen Inc.
		Per:	(signed) “Graham Neil”
Graham Neil VP Finance and Chief Financial Officer

CERVUS GP LTD.
Per:	(signed) “Peter Lacey”
Peter Lacey President and Chief Executive Officer

EXHIBIT A

FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

Please see attached.

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 2

INTERPRETATION

Section 2.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the IPC Arrangement Agreement or Cervus Arrangement Agreement, as applicable, and the following terms shall have the following meanings and grammatical variations of such terms shall have corresponding meanings:

“Amalco” means the corporation formed by the amalgamation of IPC Newco and New Vasogen pursuant to this Plan of Arrangement.

“Amalco Depositary” means CIBC Mellon Trust Company, as depositary, or such other person appointed to act as depositary by the Company for the purposes of the Arrangement.

“Amalgamation” has the meaning set out in Section 3.2(xxviii) of this Plan of Arrangement.

“Amalco Options” means the options to be issuable pursuant to the Amalco Option Plan.

“Amalco Option Plan” means the stock option plan to be adopted by Amalco having the terms and conditions described in the Joint Circular.

“Amalco Shares” means the common shares in the capital of Amalco.

“Amalco Warrants” means the common share purchase warrants to purchase Amalco Shares issued by Amalco.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with Section 9.3 of the IPC Arrangement Agreement and Section 6.1 of the Cervus Arrangement Agreement, as applicable, and in accordance with this Plan of Arrangement or made at the direction of the Court in the Final Order.

“Assumption” has the meaning set out in Section 3.2(iv) of this Plan of Arrangement.

“CBCA”means the Canada Business Corporations Act and the regulations made thereunder, as now in effect and as may be promulgated or amended from time to time.

“Certificate of Arrangement” means the certificate or certificates or confirmation of filing which may be issued by the Director pursuant to Subsection 192(7) of the CBCA giving effect to the Arrangement.

“Cervus” means Cervus LP, a limited partnership existing under the laws of the Province of Alberta pursuant to the Cervus LP Agreement.

“Cervus Arrangement Agreement” means the arrangement agreement made as of August 14, 2009 between Cervus, Cervus GP and the Company (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Cervus Arrangement Resolution” means the special resolution of the Cervus Unitholders approving the Plan of Arrangement and considered at the Cervus Meeting and any amendments or variations thereto made in accordance with the provisions of the Cervus Arrangement Agreement made at the direction of the Court in the Interim Order, at the Cervus Meeting or otherwise.

“Cervus Circular” means the management information circular sent to Cervus Unitholders and Cervus GP Shareholders in connection with the applicable meeting of such securityholders, as amended, supplemented or otherwise modified.

“Cervus Corporation Exchange Right”means a right to purchase Cervus Corporation New Common Shares issuable by the Company to Cervus Optionholders under the Arrangement.

“Cervus Corporation Exercise Price Differential”means, in respect of a Cervus Option, the amount by which the Weighted Average Trading Price exceeds the exercise price of such Cervus Option, multiplied by the number of Cervus Units to which such Cervus Option relates.

“Cervus Corporation Deferred Share Rights” means the deferred share rights to be created for issuance by the Company having the terms and conditions described in the Cervus Circular.

“Cervus Corporation New Common Shares” means the new class of common shares in the capital of the Company to be created pursuant to Section 3.2(xi) of this Plan of Arrangement.

“Cervus Corporation New Common Shareholder” means a holder of Cervus Corporation New Common Shares.

“Cervus Deferred Units” mean the Cervus deferred units issued under the Deferred Annual Bonus Plan of Cervus having the terms and conditions described in the Cervus Circular.

“Cervus Depositary” means Computershare Trust Company of Canada, as depositary, or such other person appointed to act as depositary by Cervus for the purposes of the Arrangement.

“Cervus GP” means Cervus GP Ltd., a corporation existing under the laws of Alberta and the general partner of Cervus.

“Cervus GP Arrangement Resolution” means the special resolution of the Cervus GP Shareholders approving the Plan of Arrangement and considered at the Cervus GP Meeting and any amendments or variations thereto made in accordance with the provisions of the Cervus Arrangement Agreement made at the direction of the Court in the Interim Order, at the Cervus GP Meeting or otherwise.

“Cervus GP Dissent Rights” has the meaning ascribed thereto in Section 4.3 of this Plan of Arrangement.

“Cervus GP Meeting” means the special meeting of Cervus GP Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order to consider the Cervus GP Arrangement Resolution.

“Cervus GP Shareholders” means the holders of the Cervus GP Shares.

“Cervus GP Shares” means the commonshares in the capital of Cervus GP.

“Cervus In-the-Money Option” means a Cervus Option with an exercise price per Cervus Unit below the Cervus Weighted Average Trading Price.

“Cervus Loan Amount” means the aggregate amount payable pursuant to the Cervus Loan Promissory Note, which amount shall be equal to $7,500,000.

“Cervus Loan Promissory Note” means the promissory note of Vasogen, in an aggregate principal amount equal to the Cervus Loan Amount, to be issued in favour of Cervus pursuant to Section 3.2(ix) of this Plan of Arrangement in consideration of the loan to Vasogen by Cervus of an amount equal to the Cervus Loan Amount.

“Cervus LP Agreement” means the limited partnership agreement for Cervus originally dated March 14, 2003, and subsequently amended and restated on each of June 7, 2004, July 7, 2007 and March 27, 2008.

“Cervus Meeting” means the special meeting of Cervus Unitholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order to consider the Cervus Arrangement Resolution.

“Cervus Optionholders” means the holders of Cervus Options.

“Cervus Option Plan” means the stock option plan of Cervus.

“Cervus Options” means the stock options, whether or not vested, to acquire Cervus Units that were issued pursuant to the Cervus Option Plan that are outstanding immediately prior to the Effective Time.

“Cervus Out-of-the-Money Option” means a Cervus Option with an exercise price per Cervus Unit equal to or above the Cervus Weighted Average Trading Price.

“Cervus Unitholders”means the holders of the Cervus Units.

“Cervus Units”means the issued and outstanding limited partnership units of Cervus.

“Cervus Weighted Average Trading Price” shall be determined by dividing (a) the aggregate dollar trading value of all Cervus Units sold on the TSX Venture Exchange over the ten consecutive trading days ending on the third trading day next preceding the Effective Date by (b) the total number of Cervus Units sold on such stock exchange during such period.

“Company” means Vasogen Inc., a corporation existing under the laws of Canada (to be renamed “Cervus Corporation” pursuant to this Arrangement).

“Court” means the Ontario Superior Court of Justice.

“Dissenting Cervus GP Shareholder” means a holder of Cervus GP Shares who has duly exercised its Cervus GP Dissent Rights in respect of the Arrangement and has not withdrawn or been deemed to have withdrawn such exercise of Cervus GP Dissent Rights, but only in respect of the Cervus GP Shares in respect of which Cervus GP Dissent Rights are validly exercised by such holder.

“Dissenting Vasogen Shareholder” means a holder of Vasogen Shares who has duly exercised its Vasogen Dissent Rights in respect of the Arrangement and has not withdrawn or been deemed to have withdrawn such exercise of Vasogen Dissent Rights, but only in respect of the Vasogen Shares in respect of which Vasogen Dissent Rights are validly exercised by such holder.

“Divested Assets” means the Assets as such term is defined in the Divestiture Agreement.

“Divestiture Agreement”means the divestiture agreement between the Company and Vasogen Subco and intervened to by New Vasogen and Cervus, made as of Effective Date providing for the transfer of the Divested Assets to New Vasogen and the assumption by New Vasogen of the Transferred Liabilities, the form of which is attached to the Cervus Arrangement Agreement.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time), or such other time on the Effective Date as may be agreed in writing by the Company, Cervus and IPC Opco, each acting reasonably.

“Final Order”means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, as affirmed or as amended on appeal.

“Governmental Entity” means any (a) multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any quasi-governmental or private body exercising any regulatory, self regulatory, expropriation or taxing authority under or for the account of any of the foregoing; (d) any stock exchange; or (e) any Governmental Authority.

“Interim Order” means the interim order of the Court, as contemplated by Section 2.2 of the IPC Arrangement Agreement and 2.1 of the Cervus Arrangement Agreement, as applicable.

“IPC Arrangement Agreement” means the arrangement agreement made as of August 14, 2009 between IPC Opco, IPC US and the Company (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“IPC Newco” means ? Canada Inc., a corporation incorporated under the laws of Canada.

“IPC Newco US” means ? Delaware Inc., a corporation incorporated under the laws of Delaware.

“IPC Newco Shares” means the common shares in the capital of IPC Newco.

“IPC Newco Shareholder” means a holder of IPC Newco Shares.

“IPC Opco” means IntelliPharmaCeutics Corp., an unlimited liability corporation incorporated under the laws of Nova Scotia.

“IPC Opco Common Shares” means the common shares in the capital of IPC Opco.

“IPC Opco Convertible Voting Shares” means the convertible voting shares in the capital of IPC Opco.

“IPC Opco Exchangeable Voting Shares” means the exchangeable voting shares in the capital of IPC Opco.

“IPC Opco Shares”means, collectively, the IPC Opco Common Shares, the IPC Opco Convertible Voting Shares and the IPC Opco Exchangeable Voting Shares.

“IPC Post-Exchange Option Value” has the meaning set out in Section 3.3(ii) of this Plan of Arrangement.

“IPC Pre-Exchange Option Value” has the meaning set out in Section 3.3(ii) of this Plan of Arrangement.

“IPC Shares” means, collectively, the IPC Opco Shares and the IPC US Shares.

“IPC US” means IntelliPharmaCeutics Ltd., a corporation incorporated under the laws of Delaware.

“IPC US Common Shares” means the shares of common stock in the capital of IPC US.

“IPC US Options”means an option to purchase IPC US Common Shares granted pursuant to the IPC US Stock Option Plan and/ or the terms of a stock option agreement.

“IPC US Meeting” means the special meeting of IPC US Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order to consider the Merger Resolution.

“IPC US Preferred Shares” means the shares of preferred stock in capital of IPC US.

“IPC US Shares” means the IPC US Preferred Shares, including the IPC US Special Voting Shares, and the IPC US Common Shares.

“IPC US Shareholders” means the holders of the IPC US Shares.

“IPC US Special Voting Shares” means the special voting shares in the capital of IPC US, which constitute part of the IPC US Preferred Shares.

“IPC US Stock Option Plan” means the stock option plan of IPC US.

“Joint Circular” means the management information circular sent to Vasogen Shareholders and IPC US Shareholders, as applicable in connection with the applicable meeting of shareholders, as amended, supplemented or otherwise modified.

“Law”or “Laws”means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self regulatory authority (including the Exchange), and the term “applicable”with respect to such Laws (including Environmental Laws) and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.

“Letter of Transmittal” means the letter of transmittal sent to holders of shares or units, as applicable, in the capital of the Company, IPC Corp., IPC US, Cervus or Cervus GP, as applicable, for use in connection with the Arrangement.

“Liens” means (a) any mortgage, charge, pledge, hypothecation, security interest, assignment by way of security, lien (statutory or otherwise), conditional sale agreement, deposit arrangement or title retention agreement; (b) any trust arrangement; (c) any arrangement which creates a right of set-off out of the ordinary course of business; (d) any option, warrant, right or privilege capable of becoming a transfer; (e) any other encumbrance of any nature which, in substance, secures payment or performance of an obligation; or (f) any agreement to grant any such rights or interests.

“Merger” means the merger of IPC Newco US with and into IPC US pursuant to the Merger Agreement.

“Merger Agreement” means the agreement and plan of merger to be entered into on or prior to the Effective Date between IPC US, IPC Newco, New Vasogen and IPC Newco US (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Merger Resolution” means the resolution of the IPC US Shareholders approving the Merger and considered at the IPC US Meeting and any amendments or variations thereto made in accordance with the provisions of the IPC Arrangement Agreement made at the direction of the Court in the Interim Order, at the IPC US Meeting or otherwise.

“New Vasogen”means ? Canada Inc., a corporation existing under the laws of Canada.

“New Vasogen Options” means the options to be held by former holders of Vasogen Options under this Arrangement.

“New Vasogen Option Plan” means the stock option plan to be adopted by New Vasogen under the terms of this Arrangement.

“New Vasogen Shares” means the common shares in the capital of New Vasogen.

“New Vasogen Warrants” means the common share purchase warrants to purchase New Vasogen Shares issued by New Vasogen.

“Person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations thereto made in accordance with Section 9.3 of the IPC Arrangement Agreement and Section 6.1 of the Cervus Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order.

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as may be promulgated or amended from time to time.

“Transfer” has the meaning set out in Section 3.2(iv) of this Plan of Arrangement.

“Transferred Liabilities”means the Assumed Liabilities as such term is defined in the Divestiture Agreement.

“Vasogen 2005 Warrants” means the common share purchase warrants to purchase Vasogen Shares identified in the Joint Circular as the “Vasogen 2005 Warrants” and outstanding immediately prior to the Effective Time.

“Vasogen 2006-7 Warrants” means the common share purchase warrants to purchase Vasogen Shares identified in the Joint Circular as the “Vasogen 2006-7 Warrants” outstanding immediately prior to the Effective Time.

“Vasogen Arrangement Resolution” means the special resolution of the Vasogen Shareholders approving the Plan of Arrangement and considered at the Vasogen Meeting and any amendments or variations thereto made in accordance with the provisions of the IPC Arrangement Agreement and the Cervus Arrangement Agreement, as applicable, made at the direction of the Court in the Interim Order, at the Vasogen Meeting or otherwise.

“Vasogen Director Stock Option Plan” means the director stock option plan of the Company, as amended.

“Vasogen Dissent Rights” has the meaning ascribed thereto in Section 4.1 of this Plan of Arrangement.

“Vasogen DSU Holders” means the holders of Vasogen DSUs.

“Vasogen DSUP” means the directors’ deferred share unit plans of the Company.

“Vasogen DSUs” means the directors’ deferred share units, whether or not vested, issued pursuant to the Vasogen DSUP that are outstanding immediately prior to the Effective Date.

“Vasogen Employee Stock Option Plan”means the employee stock option plan of the Company, as amended.

“Vasogen Meeting” means the special meeting of Vasogen Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order to consider the Vasogen Arrangement Resolution.

“Vasogen Options”means the options to purchase Vasogen Shares granted under the Vasogen Employee Stock Option Plan, the Vasogen Director Stock Option Plan or the Vasogen 2003 Employee Stock Option Plan, as applicable.

“Vasogen Post-Exchange Option Value” has the meaning set out in Section 3.3(i) of this Plan of Arrangement.

“Vasogen Pre-Exchange Option Value” has the meaning set out in Section 3.3(i) of this Plan of Arrangement.

“Vasogen Redeemable Shares” means the redeemable shares in the capital of the Company created pursuant to Section 3.2(xi) of this Plan of Arrangement.

“Vasogen Shares”means common shares in the capital of the Company.

“Vasogen Shareholders” means the holders of Vasogen Shares prior to the Effective Time.

“Vasogen Subco” means ? Canada Inc., a corporation incorporated under the laws of Canada.

“Vasogen Subco Shares” means the common shares in the capital of Vasogen Subco.

“Vasogen Warrants” means, collectively, the Vasogen 2005 Warrants and the Vasogen 2006-7 Warrants.

Section 2.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, sections, and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “section” followed by a number and/or a letter refer to the specified Article or section of this Plan of Arrangement. The terms “hereof, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof.

Section 2.3 Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires, (i) words importing the singular number include the plural and vice versa, (ii) words importing any gender include all genders, and (iii) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

Section 2.4 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

Section 2.5 Date for Any Action

If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

Section 2.6 References to Dates, Statutes, etc.

In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.

Section 2.7 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Toronto, Ontario, unless otherwise expressly stipulated herein.

ARTICLE 3

THE ARRANGEMENT

This Plan of Arrangement is made pursuant to the Arrangement Agreements.

Section 3.1 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on:

(i)	the Company, New Vasogen, Vasogen Subco, Cervus, Cervus GP, IPC Opco, IPC US, IPC Newco US, IPC Newco, IPC US Mergerco and Amalco,
(ii)	all holders of Cervus Deferred Units and Cervus Options,
(iii)	all holders of Vasogen Warrants, Vasogen Options and Vasogen DSUs,
(iv)	all holders of IPC US Options, and
(v)

all holders and beneficial owners of each of Vasogen Shares, Cervus Units, Cervus GP Shares, New Vasogen Shares, IPC Opco Shares, IPC US Shares, Amalco Shares, IPC Newco Shares and Vasogen Subco Shares

at and after, the Effective Time without any further act or formality required on the part of any Person, except as expressly provided herein.

Section 3.2 Effective Time

Commencing at the Effective Time and in the order set out below, subject to the terms and conditions of each of the Arrangement Agreements, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(i)

at the Effective Time, the Vasogen Shares held by Dissenting Vasogen Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Company (free and clear of any Liens) and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Vasogen Shares and to have any rights as holders of such Vasogen Shares other than the right to be paid fair value for such Vasogen Shares by New Vasogen (and not by the Company) as set out in Section 4.1 of this Plan of Arrangement;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Vasogen Shares from the registers of Vasogen Shares maintained by or on behalf of the Company; and
(iii)	the Company shall be deemed to be the transferee of such Vasogen Shares (free and clear of any Liens) and shall cancel such Vasogen Shares;
(ii)

one minute following the Effective Time, the Cervus GP Shares held by Dissenting Cervus GP Shareholders in respect of which Cervus Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to Cervus GP (free and clear of any Liens) and:

(i)

such Dissenting Cervus GP Shareholders shall cease to be the holders of such Cervus GP Shares and to have any rights as holders of such Cervus GP Shares other than the right to be paid fair value for such Cervus GP Shares as set out in Section 4.3 of this Plan of Arrangement;

(ii)	such Dissenting Cervus GP Shareholders’ names shall be removed as the holders of such Cervus GP Shares from the registers of Cervus GP Shares maintained by or on behalf of Cervus GP; and
(iii)	Cervus GP shall be deemed to be the transferee of such Cervus GP Shares (free and clear of any Liens) and shall cancel such Cervus GP Shares;
(iii)

two minutes following the Effective Time, the Cervus LP Agreement shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions described herein all as may be reflected in a further amended and restated Cervus LP Agreement to be dated as of the Effective Date;

(iv)

three minutes following the Effective Time, the Company shall transfer, assign and convey (the “Transfer”) the Divested Assets to Vasogen Subco and, in consideration thereof, Vasogen Subco shall assume (the “Assumption”) the Transferred Liabilities as well as issue to the Company of 100 fully paid and non-assessable Vasogen Subco Shares, all on terms and conditions set forth in the Divestiture Agreement. The Transfer and the Assumption shall be deemed to:

(i)

operate as a novation by substitution of the Company by Vasogen Subco with respect to all Transferred Liabilities such that the Company shall be fully and irrevocably released and forever discharged by all Persons with respect to all Transferred Liabilities by the effect of such novation;

(ii)

transfer, assign and convey to Vasogen Subco all rights, defences and counterclaims, of any kind whatsoever, that the Company ever had, now has or may have in the future or prior to the Effective Time in connection with the Transferred Liabilities; and

(iii)

operate as a novation by substitution of the Company by Vasogen Subco as a creditor of all rights, benefits and interests in connection with the Divested Assets that the Company ever had, now has or may have in the future or prior to the Effective Time;

(v)

four minutes following the Effective Time, the initial New Vasogen Share issued to the Company upon the incorporation of New Vasogen shall be transferred to New Vasogen without consideration and, upon such transfer, such New Vasogen Share shall be immediately cancelled;

(vi)

five minutes following the Effective Time, each Vasogen Share (excluding those held by Dissenting Vasogen Shareholders) issued and outstanding immediately prior to the Effective Time shall be transferred to New Vasogen free and clear of all Liens in exchange for the issuance of one New Vasogen Share;

(vii)	upon the exchange of Vasogen Shares for New Vasogen Shares in Section 3.2(vi) of this Plan of Arrangement:
(i)	each former Vasogen Shareholder shall cease to be a Vasogen Shareholder and the name of each such former Vasogen Shareholder shall be removed from the registers of Vasogen Shareholder;
(ii)	each former Vasogen Shareholder shall become a New Vasogen Shareholder and shall be added to the register of New Vasogen Shareholders; and
(iii)	New Vasogen shall become the holder of the Vasogen Shares so exchanged and shall be added to the register of Vasogen Shareholders in respect thereof;
(viii)	six minutes following the Effective Time,
(i)	New Vasogen will adopt, and be deemed to have adopted, the New Vasogen Option Plan;
(ii)

each outstanding Vasogen Option that has not been duly exercised prior to the Effective Time, whether or not vested, will be exchanged for New Vasogen Options on the basis of one New Vasogen Option for each Vasogen Option held immediately prior to the Effective Time and the exercise price per New Vasogen Share issuable upon exercise of each New Vasogen Option will be equal to the exercise price per Vasogen Share under the Vasogen Option, and thereupon the Vasogen Options so exchanged shall be cancelled;

(iii)

each Vasogen 2005 Warrant outstanding immediately prior to the Effective Time and not exercised shall, without any further action on behalf of each holder of such Vasogen 2005 Warrants, be transferred to Vasogen (free and clear of any Liens) and thereupon be cancelled in exchange for the payment by New Vasogen to each holder of such Vasogen 2005 Warrants of US$0.021 multiplied by the number of Vasogen Shares to which such Vasogen Warrants relate;

(iv)

each of the Vasogen 2006-7 Warrants outstanding immediately prior to the Effective Time and not exercised will become New Vasogen Warrants on the basis of one New Vasogen Warrant for each Vasogen 2006-7 Warrant held as of the Effective Time. All terms and conditions of such New Vasogen Warrants will be the same as the terms and conditions of the Vasogen 2006-7 Warrants mutatis mutandis. Warrant certificates previously evidencing such Vasogen Warrants shall thereafter evidence and be deemed to evidence such Vasogen 2006-7 Warrants outstanding in replacement therefor;

(v)

each of the Vasogen DSUs outstanding immediately prior to the Effective Time will be exercised and deemed to be exercised for such number of Vasogen Shares as is determined under the Vasogen DSUP as if the holders thereof had resigned as a director and/or officer, as applicable, immediately prior to the Effective Time and such Vasogen Shares shall be issued to such former holders of Vasogen DSUs and any other rights issued under the Vasogen DSUP shall be, and shall be deemed to be, terminated and cancelled for no consideration; and

(vi)

any and all other rights to acquire Vasogen Shares, if any, other than those contemplated in this Plan of Arrangement, shall be, and shall be deemed to be, terminated and cancelled for no consideration;

(ix)	seven minutes following the Effective Time, Cervus shall loan to the Company the Cervus Loan Amount and the Company will issue and deliver to Cervus the Cervus Loan Promissory Note;
(x)

eight minutes following the Effective Time, the Company will subscribe for such number of Vasogen Subco Shares as there are Vasogen Shares outstanding as at such time, in consideration for the Cervus Loan Amount;

(xi)

nine minutes following the Effective Time, the articles of the Company will be amended to (i) change the name of the Company to “Cervus Corporation”; (ii) amend the Vasogen Shares to become the “Vasogen Redeemable Shares”; (iii) create an unlimited number of the “Cervus Corporation New Common Shares”, a new class of common shares of the Company; (iv) designate that the rights, privileges, conditions and restrictions attaching to the share classes of the Company are as set forth on Schedule “A” to this Plan of Arrangement, and (v) change the province in Canada where the registered office of the Company is situated to the Province of Alberta;

(xii)

ten minutes following the Effective Time, the Cervus Units issued and outstanding immediately prior to the Effective Time shall be sold, assigned and transferred to the Company (free and clear of any Liens) in exchange for Cervus Corporation New Common Shares issued on the basis of three Cervus Corporation New Common Shares for each two Cervus Units so sold, assigned and transferred;

(xiii)	upon the exchange of Cervus Units for Cervus Corporation New Common Shares in Section 3.2(xii) of this Plan of Arrangement:
(i)	each former Cervus Unitholder shall cease to be a Cervus Unitholder and the name of each such former Cervus Unitholder shall be removed from the registers of Cervus Unitholders;
(ii)	each former Cervus Unitholder shall become a Cervus Corporation New Common Shareholder and shall be added to the register of Cervus Corporation New Common Shareholders; and
(iii)	the Company shall become the holder of the Cervus Units so exchanged and shall be added to the register of Cervus Unitholders in respect thereof;
(xiv)

eleven minutes after the Effective Time, the Cervus GP Shares issued and outstanding immediately prior to the Effective Time (excluding those held by Dissenting Cervus GP Shareholders) shall be sold, assigned and transferred to the Company (free and clear of any Liens) in exchange for cash consideration of $1.00 per Cervus GP Share so sold, assigned and transferred;

(xv)	upon the exchange of Cervus GP Shares for cash consideration in Section 3.2(xiv) of this Plan of Arrangement:
(i)	each former Cervus GP Shareholder shall cease to be a Cervus GP Shareholder and the name of each such former Cervus GP Shareholder shall be removed from the registers of Cervus GP Shareholders; and
(ii)	the Company shall become the holder of the Cervus GP Shares so exchanged and shall be added to the register of Cervus GP Shareholders in respect thereof;
(xvi)

twelve minutes after the Effective Time, each Cervus Out-of-the-Money Option outstanding and not exercised prior to the Effective Time shall, without any further action on behalf of each Cervus Optionholder, be amended to remove any restrictions on transferability and be transferred to Cervus (free and clear of any Liens) and thereupon be cancelled in exchange for the payment by Cervus to each Cervus Optionholder of $0.001 multiplied by the number of Cervus Units to which the Cervus Optionholder's Cervus Out-of-the-Money Options relate;

(xvii)

thirteen minutes after the Effective Time, each Cervus In-the-Money Option outstanding and not exercised prior to the Effective Time shall, without any further action on behalf of each Cervus Optionholder, be amended to remove any restrictions on transferability and be transferred to Cervus (free of any claims) and thereupon be cancelled in exchange for:

(i)

in the case of the Cervus In-the-Money Options of each Cervus Optionholder which have vested on or prior to the Effective Time, a Cervus Exchange Right entitling each such Optionholder the right to acquire, at a purchase price of $0.01 per Cervus Corporation New Common Share, exercisable at any time during the period of one month from the Effective Time, a number of Cervus Corporation New Common Shares equal to the aggregate Cervus Corporation Exercise Price Differential of each of the Cervus Optionholder's vested Cervus In-the-Money Options divided by the product of the Cervus Weighted Average Trading Price multiplied by 1.5; and

(ii)

in the case of the Cervus In-the-Money Options of each Cervus Optionholder which have not vested on or prior to the Effective Time, a Cervus Exchange Right entitling each such Cervus Optionholder the right to acquire, at a purchase price of $0.01 per Cervus Corporation New Common Share, a number of Cervus Corporation New Common Shares equal to the aggregate Exercise Price Differential of each of the Cervus Optionholder's unvested Cervus In-the-Money Options divided by the product of the Cervus Weighted Average Trading Price multiplied by 1.5. Such Cervus Exchange Rights shall be exercisable, in respect of each Cervus Corporation Common New Share, at any time during the period from the date on which each Cervus In-the-Money Option to which the Cervus Corporation New Common Share relates would have vested had it not been cancelled pursuant to the Arrangement and ending on the date that the Cervus In-the-Money Option would have expired had it not been cancelled pursuant to Arrangement;

(xviii)	fourteen minutes after the Effective Time, each three Cervus Deferred Units that are outstanding at the Effective Date shall be exchanged for two Cervus Corporation Deferred Share Rights;
(xix)	upon the exchange of the Cervus Deferred Units for Cervus Corporation Deferred Share Rights:
(i)	each former holder of Cervus Deferred Units shall cease to be a holder of Cervus Deferred Units and the name of each such holder shall be removed from the register of holders of Cervus Deferred Units;
(ii)

each former holder of Cervus Deferred Units shall become a holder of Cervus Corporation Deferred Share Rights and shall be added to the register of holders of Cervus Corporation Deferred Share Rights; and

(iii)	all Cervus Deferred Units shall be cancelled;

(xx)	fifteen minutes after the Effective Time, the incumbent directors of the Company will, and will be deemed to, have resigned and be replaced, as directors by the directors of Cervus GP;
(xxi)

sixteen minutes following the Effective Time, the Company will redeem the Vasogen Redeemable Shares and the redemption price of the Vasogen Redeemable Shares will be satisfied by the Company distributing all of the issued and outstanding Vasogen Subco Shares at a rate of one Vasogen Subco Share for each Vasogen Redeemable Shares;

(xxii)

seventeen minutes following the Effective Time, Vasogen Subco shall be and will be deemed to have been wound-up and shall transfer, assign and convey to New Vasogen all of the property, liabilities and assets of Vasogen Subco;

(xxiii)	eighteen minutes following the Effective Time, Vasogen Subco will be dissolved;
(xxiv)	nineteen minutes following the Effective Time:
(i)

all of the IPC US Special Voting Shares issued and outstanding immediately prior to the Effective Time shall be sold, assigned and transferred to IPC Newco free and clear of any Liens in exchange for one IPC Newco Share; and

(ii)

all of the IPC Opco Convertible Voting Shares issued and outstanding immediately prior to the Effective Time shall be sold, assigned and transferred to IPC Newco free and clear of any Liens in exchange for IPC Newco Shares having a fair market value equal to the value of the exchanged IPC Opco Convertible Voting Shares on the basis of one IPC Newco Share for each IPC Opco Convertible Voting Share so sold, assigned and transferred;

(xxv)	upon the exchange of the IPC US Special Voting Shares and IPC Opco Convertible Voting Shares for IPC Newco Shares in Section 2.2(x) of this Plan of Arrangement:
(i)

IntelliPharmaCeutics Inc. shall cease to be a holder of the IPC Opco Convertible Voting Shares and the IPC US Special Voting Shares so transferred and its name shall be removed from the register of holders of the IPC Opco Convertible Voting Shares and of the IPC US Special Voting Shares;

(ii)

IPC Newco shall become the holder of the IPC US Special Voting Shares and the IPC Opco Convertible Voting Shares and shall be added to the register of holders of the IPC US Special Voting Shares and the IPC Opco Convertible Voting Shares in respect thereof; and

(iii)	IPC Newco will execute a joint tax election prepared by IntelliPharmaCeutics Inc. such that these exchanges occur on a tax-deferred rollover basis under subsection 85(1) of the Tax Act;
(xxvi)

twenty minutes following the Effective Time the IPC US Common Shares issued and outstanding immediately prior to the Effective Time held by Canadian resident shareholders shall be sold, assigned and transferred to IPC Newco free and clear of any Liens in exchange for IPC Newco Shares having a fair market value equal to the value of the exchanged IPC US Common Share on the basis of one IPC Newco Share for each IPC US Common Share so sold, assigned and transferred;

(xxvii)	upon the exchange of IPC US Common Shares for IPC Newco Shares in Section 3.2(xxvi) of this Plan of Arrangement:
(i)	each such former IPC US Shareholder shall cease to be a holder of IPC US Common Shares and the name of each such former IPC US Shareholder shall be removed from the registers of IPC US Common Shares;
(ii)	each such former IPC US Shareholder shall become an IPC Newco Shareholder and shall be added to the register of IPC Newco Shareholders;
(iii)	IPC Newco shall become the holder of the IPC US Common Shares so exchanged and shall be added to the register of holders of IPC US Common Shares in respect thereof; and
(iv)	IPC Newco will execute joint tax elections if required by the Canadian resident shareholder such that the exchanges occur on a tax deferred rollover basis under subsection 85(1) of the Tax Act;
(xxviii)

twenty-one minutes after the Effective Time IPC Newco and New Vasogen shall be amalgamated (the “Amalgamation”) with the same effect as provided in Section 181 of the CBCA and, as such, shall continue in existence as one and the same company, being Amalco, under the CBCA on the following terms and conditions:

(i)	the name of Amalco shall be “IntelliPharmaCeutics International Inc.”;
(ii)	the registered office of Amalco shall be situated in the Province of Ontario;
(iii)	Amalco shall be authorized to issue an unlimited number of Amalco Shares;
(iv)	there shall be no restrictions on the activities that Amalco is authorized to carry on, nor any restrictions on the transfer of Amalco Shares;

(v)	the board of directors of Amalco will consist of not less than three and not more than ten directors, the exact number of which shall be determined by the directors from time to time;
(vi)

the directors of Amalco shall have the right to appoint one or more additional directors, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders, but the total number of directors so appointed shall not exceed one-third of the number of directors elected at the previous annual meeting of the shareholders;

(vii)

the first directors of Amalco who shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed, shall be the persons whose names appear below:

Dr. Isa Odidi
Dr. Amina Odidi
John N. Allport
Kenneth Keirstead
Bahadur Madhani
Dr. Eldon Smith

and in each case their address will be care of Amalco at the address of its registered office;

(viii)	the by-laws of Amalco shall be the by-laws of IPC Newco in effect prior to the Effective Date;
(ix)	all of the rights and properties of IPC Newco and New Vasogen immediately before the Amalgamation become the rights and properties of Amalco by virtue of the Amalgamation;
(x)	all of the liabilities of IPC Newco and New Vasogen immediately before the Amalgamation become the liabilities of Amalco by virtue of the Amalgamation; and
(xi)	on the Amalgamation:
(A)	each IPC Newco Share issued and outstanding immediately prior to the Amalgamation shall become ● Amalco Shares;
(B)	each New Vasogen Share issued and outstanding immediately prior to the Amalgamation shall become ● Amalco Shares;

(C)	Amalco will adopt, and be deemed to have adopted, the New Vasogen Option Plan;
(D)

subject to Section 2.3, each outstanding New Vasogen Option, whether or not vested, will be exchanged for such number of Amalco Options for each Amalco Vasogen Option held as is determined on the basis of the same exchange ratio as is specified in Section 3.2(xxviii)(xi)(B) of this Plan of Arrangement for each New Vasogen Option, and the exercise price per Amalco Share issuable upon exercise of each Amalco Option will be equal to the quotient obtained by dividing the exercise price per New Vasogen Share of such New Vasogen Option by such exchange ratio, rounded up to the nearest whole cent;

(E)

each of the New Vasogen Warrants will become such number of Amalco Warrants for each New Vasogen Warrant as is determined on the basis of the same exchange ratio as is specified in Section 3.2(xxviii)(xi)(B) of this Plan of Arrangement. All terms and conditions of such Amalco Warrants will be the same as the terms and conditions of the New Vasogen Warrants mutatis mutandis. Warrant certificates previously evidencing such New Vasogen Warrants shall thereafter evidence and be deemed to evidence such Amalco Warrants outstanding in replacement therefor;

(xxix)

twenty-two minutes following the Effective Time and subject to the completion of the Merger and pursuant to the terms of the Merger Agreement, Amalco will issue Amalco Shares to the former IPC US Shareholders in respect of the IPC US Shares that were outstanding immediately prior to giving effect to the Merger (which for greater certainty shall not include any IPC US Common Shares exchanged pursuant to Section 3.2(xxvi) of this Plan of Arrangement) with such Amalco Shares issued for each such IPC US Common Share on the basis of the same exchange ratio as is specified in Section 3.2(xxviii)(xi)(A) of this Plan of Arrangement;

(xxx)

also twenty-two minutes following the Effective Time, subject to the completion of the Merger and pursuant to the terms of the Merger Agreement and subject to Section 2.3, outstanding IPC US Options, whether or not vested, that have not been duly exercised prior to the effective time as determined in this Section 3.2(xxx) will be exchanged for Amalco Options on the following basis:

(i)

the number of Amalco Shares subject to each Amalco Option shall be determined by applying the exchange ratio specified in Section 2.2(bb)(xi)(A) of this Plan of Arrangement to the number of IPC US Common Shares subject to each IPC US Option; and

(ii)

the exercise price per Amalco Share issuable upon exercise of each Amalco Option shall be equal to the quotient obtained by dividing the exercise price per IPC US Common Share of such IPC US Option by such exchange ratio, rounded up to the nearest whole cent;

(xxxi)

the initial auditors of Amalco will be Deloitte and Touche LLP who shall continue in the office until the close of business of the first annual meeting of the holders of Amalco Shares, and the directors of Amalco are authorized to fix the remuneration of such auditors; and

(xxxii)

the auditors of the Company will be KPMG LLP, who shall continue in the office until the close of business of the next annual meeting of the holders of Cervus Corporation New Common Shares, and the directors of the Company are authorized to fix the remuneration of such auditors.

Section 3.3 Amalco Options Adjustment

(i)

With respect to any New Vasogen Option, if the directors of Amalco determine in good faith that the excess of the aggregate fair market value of the Amalco Shares subject to the Amalco Option immediately after the issuance of the Amalco Option over the aggregate option exercise price for such shares pursuant to the Amalco Option (such excess, referred to as the “Vasogen Post-Exchange Option Value”) would otherwise exceed the excess of the aggregate fair market value of the New Vasogen Shares subject to such New Vasogen Option immediately before the issuance of the Amalco Option over the aggregate option exercise price for such shares pursuant to such New Vasogen Option (such excess, referred to as the “Vasogen Pre-Exchange Option Value”), the provisions in Section 2.2(bb)(xi)(D) shall be modified, but only to extent necessary and in a manner that does not otherwise adversely affect the holder of the Amalco Option, so that the Vasogen Post-Exchange Option Value does not exceed the Vasogen Pre-Exchange Option Value.

(ii)

With respect to any IPC US Option, if the directors of Amalco determine in good faith that the excess of the aggregate fair market value of the Amalco Shares subject to the Amalco Option immediately after the issuance of the Amalco Option over the aggregate option exercise price for such shares pursuant to the Amalco Option (such excess, referred to as the “IPC Post-Exchange Option Value”) would otherwise exceed the excess of the aggregate fair market value of the IPC US Shares subject to such IPC US Option immediately before the issuance of the Amalco Option over the aggregate option exercise price for such shares pursuant to such IPC US Option (such excess, referred to as the “IPC Pre-Exchange Option Value”), the provisions in Section 2.2(dd) shall be modified, but only to extent necessary and in a manner that does not otherwise adversely affect the holder of the Amalco Option, so that the IPC Post-Exchange Option Value does not exceed the IPC Pre-Exchange Option Value.

(iii)

With respect only to a New Vasogen Option or an IPC US Option that is held by a resident or citizen of the United States, the exercise price and the number of Amalco Shares subject to an Amalco Option shall be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code; provided, further, that in the case of any such New Vasogen Option or IPC US Option which was an incentive stock option (as defined in Section 422 of the Internal Revenue Code) immediately prior to the time specified in Section 2.2(bb)(xi)(D) or 2.2(dd), as applicable, the exercise price, the number of Amalco Shares and the terms and conditions of the Amalco Option shall be determined in a manner consistent with the requirements of Section 424(a) of the Internal Revenue Code.

Section 3.4 Fractional Shares

(i)

 In lieu of any fractional Cervus Corporation New Common Shares, each former holder of Cervus Units otherwise entitled to a fractional interest in Cervus Corporation New Common Shares will receive the nearest whole number of Cervus Corporation New Common Shares, as the case may be, with fractions of 0.50 rounded down.  No certificates representing fractional Cervus Corporation New Common Shares shall be issued pursuant to the Plan of Arrangement.

(ii)

In lieu of any fractional Amalco Shares, each former holder of Vasogen Shares or IPC Shares otherwise entitled to a fractional interest in Amalco Shares will receive the nearest whole number of Amalco Shares, as the case may be, with fractions of 0.50 rounded down. No certificates representing fractional Amalco Shares shall be issued pursuant to the Plan of Arrangement.

ARTICLE 4

RIGHTS OF DISSENT

Section 4.1 Vasogen Rights of Dissent

Holders of Vasogen Shares may exercise dissent rights (“Vasogen Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA as modified by the Interim Order and this Section 3.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Vasogen Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Toronto time) on the Business Day that is two Business Days prior to the date of the Vasogen Meeting (as it may be adjourned or postponed from time to time). Dissenting Vasogen Shareholders who duly exercise their Vasogen Dissent Rights shall be deemed to have transferred the Vasogen Shares held by them and in respect of which Vasogen Dissent Rights have been validly exercised to the Company free and clear of all Liens, as provided in Section 3.2(i), and if they:

(i)

ultimately are entitled to be paid fair value for such Vasogen Shares, will be entitled to be paid the fair value of such Vasogen Shares by New Vasogen (and not by the Company), and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Vasogen Dissent Rights in respect of such Vasogen Shares; or

(ii)

ultimately are not entitled, for any reason, to be paid fair value for such Vasogen Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Vasogen Shares.

Section 4.2 Recognition of Dissenting Vasogen Shareholders

(i)

In no circumstances shall the Company or any other Person be required to recognize a Person exercising Vasogen Dissent Rights unless such Person is the holder of those Vasogen Shares in respect of which such rights are sought to be exercised.

(ii)

In no case shall the Company or any other Person be required to recognize Dissenting Vasogen Shareholders as holders of Vasogen Shares in respect of which Vasogen Dissent Rights have been validly exercised after the Effective Time, and the names of such Dissenting Vasogen Shareholders shall be removed from the registers of holders of Vasogen Shares in respect of which Vasogen Dissent Rights have been validly exercised at the Effective Time. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Vasogen Dissent Rights: (i) holders of Vasogen Options, (ii) holders of Vasogen DSUs, (iii) holders of Vasogen Warrants, and (iv) holders of Vasogen Shares who vote or have instructed a proxyholder to vote such Vasogen Shares in favour of the Vasogen Arrangement Resolution (but only in respect of such Vasogen Shares).

Section 4.3 Cervus GP Rights of Dissent

Holders of Cervus GP Shares may exercise dissent rights (“Cervus GP Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA as modified by the Interim Order and this Section 3.3; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Cervus GP Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Cervus GP not later than 5:00 p.m. (Calgary time) on the Business Day that is two Business Days prior to the date of the Cervus GP Meeting (as it may be adjourned or postponed from time to time). Dissenting Cervus GP Shareholders who duly exercise their Cervus GP Dissent Rights shall be deemed to have transferred the Cervus GP Shares held by them and in respect of which Cervus GP Dissent Rights have been validly exercised and transferred to Cervus GP free and clear of all Liens, as provided in Section 3.2(ii), and if they:

(i)

ultimately are entitled to be paid fair value for such Cervus GP Shares, will be entitled to be paid the fair value of such Cervus GP Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Cervus GP Dissent Rights in respect of such Cervus GP Shares; or

(ii)

ultimately are not entitled, for any reason, to be paid fair value for such Cervus GP Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Cervus GP Shares.

Section 4.4 Recognition of Dissenting Cervus GP Shareholders

(i)

In no circumstances shall Cervus GP or any other Person be required to recognize a Person exercising Cervus GP Dissent Rights unless such Person is the holder of those Cervus GP Shares in respect of which such rights are sought to be exercised.

(ii)

In no case shall Cervus GP or any other Person be required to recognize Dissenting Cervus GP Shareholders as holders of Cervus GP Shares in respect of which Cervus GP Dissent Rights have been validly exercised after the Effective Time, and the names of such Dissenting Cervus GP Shareholders shall be removed from the registers of holders of Cervus GP Shares in respect of which Cervus GP Dissent Rights have been validly exercised at the Effective Time. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Cervus GP Dissent Rights: (i) holders of Cervus Options, (ii) holders of Cervus Units, (iii) holders of Cervus Deferred Units, and (iv) holders of Cervus GP Shares who vote or have instructed a proxyholder to vote such Cervus GP Shares in favour of the Cervus GP Arrangement Resolution (but only in respect of such Cervus GP Shares).

ARTICLE 5

CERTIFICATES AND PAYMENTS

Section 5.1 Payment of Consideration in respect of the Company

(i)

As soon as practicable following the Effective Date, the Company shall cause to be delivered for the benefit of the former holders of Cervus Units and to the former holders of Cervus GP Shares, certificates representing, in the aggregate, the Cervus Corporation New Common Shares or cash to which such holders are entitled to pursuant to Section 3.2 of this Plan of Arrangement. The Company will, as soon as practicable following the later of the Effective Date and the date of deposit (by a former holder of Cervus Units or a former holder of Cervus GP Shares exchanged under the Arrangement) of a duly completed Letter of Transmittal and the certificates representing such Cervus Units or Cervus GP Shares, as applicable, either:

(i)

forward or cause to be forwarded by first class mail (postage prepaid) or, the case of postal disruption, by such other means as the Cervus Depositary may deem prudent, to such former holder of Cervus Units and/or to such former holder of Cervus GP Shares, as applicable, at the address specified in the letter of transmittal; or

(ii)	if requested by such holders in the Letter of Transmittal, make available or cause to be made available at the Cervus Depositary for pickup by such holder cash or certificates representing the number of Cervus Corporation New Common Shares issued to such holder under the Arrangement.

(ii)

Where a certificate formerly representing Cervus Units or Cervus GP Shares is not deposited with all other documents as provided for in Section 5.1(i) of this Plan of Arrangement on or prior to the sixth anniversary date of the Effective Time, it will cease to represent a right or claim of any kind or nature against or in the Company and shall be deemed to have been surrendered to the Company together with all distributions and sale proceeds thereon held for such holder. All such certificates surrendered to the Company shall be cancelled.

(iii)

No holder of Cervus Units, Cervus GP Shares, Cervus Options or Cervus Deferred Units shall be entitled to receive any consideration with respect to such Cervus Units, Cervus GP Shares, Cervus Options or Cervus Deferred Units other than the consideration to which such holder is entitled to receive in accordance with Section 3.2 and Section 5.1 of this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

Section 5.2 Payment of Consideration in respect of Amalco

(i)

As soon as practicable following the Effective Date, Amalco shall cause to be delivered for the benefit of the former holders of Vasogen Shares, IPC Opco Shares and IPC US Shares, certificates representing, in the aggregate, the Amalco Shares to which such holders are entitled to pursuant to Section 3.2 of this Plan of Arrangement. Amalco will, as soon as practicable following the later of the Effective Date and the date of deposit (by a former holder of Vasogen Shares, IPC US Shares, or IPC Opco Shares exchanged under the Arrangement) of a duly completed Letter of Transmittal and the certificates representing such Vasogen Shares, IPC US Shares or IPC Opco Shares, as applicable, either:

(i)

forward or cause to be forwarded by first class mail (postage prepaid) or, the case of postal disruption, by such other means as the Amalco Depositary may deem prudent, to such former holder of Vasogen Shares, IPC US Shares or IPC Opco Shares at the address specified in the Letter of Transmittal; or

(ii)	if requested by such holders in the Letter of Transmittal, make available or cause to be made available at the Amalco Depositary for pickup by such holder;

certificates representing the number of Amalco Shares issued to such holder under the Arrangement.

(ii)

Where a certificate formerly representing Vasogen Shares, IPC US Shares or IPC Opco Shares is not deposited with all other documents as provided for in Section 5.2(i) of this Plan of Arrangement on or prior to the sixth anniversary date of the Effective Time, it will cease to represent a right or claim of any kind or nature against or in Amalco and shall be deemed to have been surrendered to Amalco together with all distributions and sale proceeds thereon held for such holder. All such certificates surrendered to Amalco shall be cancelled.

(iii)

No former holder of IPC Opco Shares, IPC US Shares or Vasogen Shares shall be entitled to receive any consideration with respect to such IPC Opco Shares, IPC US Shares or Vasogen Shares other than the consideration to which such holder is entitled to receive in accordance with Section 5.2 of this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

(iv)

No former holder of Vasogen Options, Vasogen DSUs, Vasogen Warrants or IPC Options shall be entitled to receive any consideration in respect of such Vasogen Options, Vasogen DSUs, Vasogen Warrants or IPC Options, other than the rights such holder is entitled to receive in accordance with Section 3.2 of this Plan of Arrangement.

Section 5.3 Lost Certificates in respect of Cervus or Cervus GP

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Cervus GP Shares or Cervus Units that were exchanged pursuant to Section 3.2 of this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Cervus Depositary will issue in exchange for such lost, stolen or destroyed certificate, Cervus Corporation New Common Shares deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom such certificate is to be delivered shall as a condition precedent to such delivery, give a bond satisfactory to the Company and the Cervus Depositary (each acting reasonably) in such sum as the Company may direct, or otherwise indemnify the Company in a manner satisfactory to the Company acting reasonably, against any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.4 Lost Certificates in respect of Vasogen and IPC

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Vasogen Shares, IPC US Shares or IPC Opco Shares that were exchanged pursuant to Section 3.2 of this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Amalco Depositary will issue in exchange for such lost, stolen or destroyed certificate, Amalco Shares deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom such certificate is to be delivered shall as a condition precedent to such delivery, give a bond satisfactory to Amalco and the Amalco Depositary (each acting reasonably) in such sum as Amalco may direct, or otherwise indemnify Amalco in a manner satisfactory to Amalco, acting reasonably, against any claim that may be made against Amalco with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.5 Withholding Rights

Each of Amalco and Cervus Corporation, as applicable, and the Amalco Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 4.1 of this Plan of Arrangement), such amounts as Amalco or Cervus, as applicable, or the Amalco Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other applicable Law, in each case, as amended or succeeded and subject to the provisions of any applicable income tax treaty between Canada and the country where the holder is resident. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

ARTICLE 6

AMENDMENTS

Section 6.1 Amendments to Plan of Arrangement

(i)

The Company, Cervus and IPC Opco may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) comply with the terms of the IPC Arrangement Agreement and the Cervus Arrangement Agreement; (ii) be set out in writing; (iii) be filed with the Court and, if made following any of the Cervus Meeting, the Cervus GP Meeting, the IPC US Meeting or the Vasogen Meeting, approved by the Court; and (iv) communicated to holders of Vasogen Shares, IPC Shares the Cervus Units and/or the Cervus GP Shares, if and as required by the Court.

(ii)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company, IPC Opco and Cervus at any time prior to each of the Cervus Meeting, the Cervus GP Meeting, the IPC US Meeting and the Vasogen Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at each of the Cervus Meeting, the Cervus GP Meeting, the IPC US Meeting and the Vasogen Meeting (as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(iii)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following any of the Cervus Meeting, the Cervus GP Meeting, the IPC US Meeting or the Vasogen Meeting shall be effective only if (i) such amendment, modification or supplement is made in accordance with the terms and conditions of the IPC Arrangement Agreement and the Cervus Arrangement Agreement, as applicable; and (ii) if required by the Court, it is consented to by the requisite number of holders of the Vasogen Shares, the Cervus Units and/or the Cervus GP Shares, voting in the manner directed by the Court.

(iv)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Company, provided that it is consented to by Amalco and it concerns a matter which, in the reasonable opinion of the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Vasogen Shares, Vasogen Options, Vasogen DSUs, Vasogen Warrants, IPC US Shares, IPC Opco Shares or IPC Deferred Options.

(v)	This Plan of Arrangement or portions thereof may be withdrawn prior to the Effective Time in accordance with the terms of the IPC Arrangement Agreement and Cervus Arrangement Agreement, as applicable.

ARTICLE 7

FURTHER ASSURANCES

Section 7.1 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement within the meaning of Section 190 of the CBCA and shall become effective without any further act or formality, each of the parties to the Arrangement Agreements shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

Schedule “A”

The rights, privileges, restrictions and conditions attaching to the common shares are as follows:

(i)

Payment of Dividends:  The holders of the common shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine.  Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or concurrently with the holders of the common shares, the board of directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Corporation.

(ii)

Participation upon Liquidation, Dissolution or Winding Up:  In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate in the distribution. Such distribution will be made in equal amounts per share on all the common shares at the time outstanding without preference or distinction.

(iii)

Voting Rights:  The holders of the common shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each common share held at all such meetings.

The rights, privileges, restrictions and conditions attaching to the redeemable preferred shares are as follows:

(i)	Payment of Dividends: The holders of the redeemable preferred shares will not be entitled to receive any dividends thereon.
(ii)

Participation upon Liquidation, Dissolution or Winding Up:  In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the redeemable preferred shares will be entitled to receive from the assets of the Corporation the Redemption Amount (as defined below) before any amount is paid or any assets of the Corporation are distributed to the holders of any common shares or shares of any other class ranking junior to the redeemable preferred shares.  After payment to the holders of the redeemable preferred shares of the amount so payable to them as above the holders of the redeemable preferred shares will not be entitled to receive any further assets of the Corporation in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(iii)

Redemption by Corporation:  The Corporation shall, subject to the requirements of the Canada Business Corporations Act, at the time specified in articles of arrangement of the Corporation in respect of which this Schedule “A” is incorporated, redeem each redeemable preferred share in accordance with Section 2.2(u) of the plan of arrangement forming part of such articles of arrangement and distribute to the holder of the redeemable preferred shares the assets of the Corporation specified in such plan of arrangement (the “Redemption Amount”). No notice of redemption or other act or formality on the part of the Corporation shall be required to call the redeemable preferred shares for redemption.

(iv)

Voting Rights:  The holders of the redeemable preferred shares will not be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and will not be entitled to vote in respect of each redeemable preferred share held at all such meetings.

EXHIBIT B

FORM OF INDEMNITY AGREEMENT

THIS INDEMNITY AGREEMENT is dated as of the •day of • , 2009,

AMONG:

CERVUS [CORPORATION], a corporation subsisting under the Laws of Canada and successor to the business of Cervus (hereinafter referred to as "Old Vasogen")

AND:

VASOGEN [NEW VASOGEN], a corporation subsisting under the Laws of Canada and successor to the business of Vasogen (hereinafter referred to as "New Vasogen")

WHEREAS:

A.

Cervus LP, Cervus GP Ltd. and Vasogen Inc. are parties to an arrangement agreement (the “Arrangement Agreement”) dated August 14, 2009 pursuant to which the parties to this agreement (the “Parties”) will engage in an arrangement of Vasogen (the “Arrangement”) under the provisions of the Canada Business Corporations Act;

B.	It was a condition of the Arrangement Agreement that the Parties enter into this agreement in connection with the Arrangement; and

C.	The Parties have entered into this Agreement in connection with, and as one of the steps of, the Arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties do hereby covenant and agree as follows:

ARTICLE 1

DEFINITIONS

1.1	Definitions

Capitalized terms used but not defined herein have the meaning ascribed thereto in the Arrangement Agreement. In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

"20 Day Period" has the meaning ascribed thereto in Section 3.2(b)(i);

"Arrangement Agreement" has the meaning ascribed to in the first recital above;

"Assessment" has the meaning ascribed thereto in Section 3.1(c);

"CRA" means the Canada Revenue Agency;

"Indemnified Party" has the meaning ascribed thereto in Section 3.2(a);

"Indemnifying Party" has the meaning ascribed thereto in Section 3.2(a);

"Losses" means, in respect of any and all matters, all losses, liabilities, claims, costs, damages, expenses, charges, fines, penalties, interest charges, assessments or other liabilities whatsoever (including legal fees and disbursements on a solicitor and client basis and fees and disbursements of experts) arising out of, resulting from, attributable to or connected with such matter;

"Materiality Representations and Warranties" means the representations and warranties in Sections 4.1 and 4.2 of the Arrangement Agreement that are subject to "materiality", "material", "Material Adverse Effect" or "Material Adverse Change" or similar qualifications, if any;

"New Vasogen Surviving Agreement Default" has the meaning ascribed thereto in Section 2.1;

"Notice of Claim" means a notice in writing by a Party of a claim for Losses pursuant to this Agreement;

"Old Vasogen Surviving Agreement Default" has the meaning ascribed thereto in Section 2.3;

"Other Claim" has the meaning ascribed thereto in Section 3.2(i);

"Parties" means, collectively, the parties to this Agreement, and "Party" means any one of them;

"Predecessor of the Party" or "Predecessor of such Party" means, in relation to Old Vasogen, Cervus and in relation to New Vasogen means, Vasogen;

"Statement" has the meaning ascribed thereto in Section 3.1(c);

"Surviving Agreement Default" means an Old Vasogen Surviving Agreement Default or a New Vasogen Surviving Agreement Default, as the case may be;

"Tax Default Indemnity Amount" means the amount of indemnity to which Old Vasogen is entitled under this Agreement as a result of a Tax Loss;

"Tax Indemnity Issue" means any issue in respect of which there may be Tax Losses;

"Tax Losses" means i) Taxes, the liability for which constitutes a New Vasogen Surviving Agreement Default, and ii) Tax Pool Obligations;

"Tax Pool Obligations" has the meaning ascribed thereto in Section 2.2;

"Tax Pools Amount" means $	; [DOLLAR AMOUNT REMOVED]

"Third Party" has the meaning ascribed thereto in Section 3.2(f); and

"Third Party (Non-Tax) Claim" has the meaning ascribed thereto in Section 3.2(a).

ARTICLE 2

LIABILITY AND INDEMNITY

2.1	General Indemnity of New Vasogen

Subject to the limitations set out in this Agreement, New Vasogen will be liable to Old Vasogen for all Losses which it may suffer, sustain, pay or incur, and will indemnify and hold Old Vasogen harmless from and against all Losses which may be brought against or suffered by Old Vasogen or which Old Vasogen may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with:

(a)

any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of Old Vasogen which occurred prior to the Effective Time, including without limitation, as a result of: i) Claims relating to the Intellectual Property of Vasogen or the activity of Vasogen and/or of its Subsidiaries in relation to the Intellectual Property, including without limitation the development, reproduction, use, and sale or distribution, of all or any part thereof, which infringes upon, or misappropriates, the Intellectual Property Rights of any third party; ii) subject to Section 2.2 with respect to Tax Pools Claims, relating to Taxes of Vasogen for any period of time prior to the Effective Time; iii) Claims related to any public disclosure of Vasogen, including without limitation the Public Record of Vasogen and any disclosure relating to Vasogen included in Cervus Information Circular, for any period of time prior to the Effective Time; iv) any violation by Old Vasogen of Applicable Laws, including without limitation applicable Canadian Securities Laws, that occurred prior to the Effective Time; v) any failure by Vasogen or its Subsidiaries to comply with the material terms of its constating documents or any agreements, contracts, indentures, licenses, permits or approvals to which it is or was party or which it is or was subject to, or which has been entered into on its behalf, prior to the Effective Time; vi) Claims relating to the operation, performance or liability of Vasogen's products prior to the Effective Time; vii) Claims relating to Vasogen's former employees, employee compensation, severance or other employment related matters for any period prior to the Effective Time (but including any Claims for severance arising pursuant to the transactions contemplated by the Arrangement Agreement); viii) Claims relating to personal injuries or property damage caused by Old Vasogen or its Subsidiaries for any period prior to the Effective Time; or ix) Claims relating to violations of Environmental Laws by Old Vasogen or its Subsidiaries or the release of Hazardous Substances for any period prior to the Effective Time;

(b)

any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of New Vasogen which occur on or after the Effective Time; and

(c)

any breach (including any failure or inaccuracy) of any of the representations and warranties of Old Vasogen under the Arrangement Agreement, or any failure of Old Vasogen to perform or observe any covenant or agreement to be performed by it under the Arrangement Agreement (excluding any post-closing obligations relating to the transactions contemplated in the Divestiture Agreement) as though such representations, warranties, covenants and agreements survived the closing of the Arrangement; provided, however, that for such purposes, the Materiality Representations and Warranties shall be read and construed without reference to the "materiality", "material", "Material Adverse Effect" or "Material Adverse Change" and similar qualifications used therein;

("New Vasogen Surviving Agreement Default").

2.2	Tax Pools

(a)

Subject to Section 2.2(b) and the limitations set out in this Agreement, New Vasogen will compensate Old Vasogen at a rate of % of the aggregate of the amounts set forth in (i) and (ii) below which are: [RATE OF COMPENSATION REMOVED]

(i)

The amount by which the balance of the Tax Pools immediately prior to the Effective Time are finally determined by CRA or a court of competent jurisdiction to be less than the Tax Pools Amount; and/or (but without duplication)

(ii)

The amount by which the Tax Pools are applied or reduced as a result of their application to reduce Old Vasogen's income, taxable income or income taxes, as determined pursuant to the ITA, for any taxation year that ends at any time prior to the Effective Time; and

(b)

Subject to the limitations set out in this Agreement and without duplication in respect of any amount which might otherwise arise under Section 2.2(a), New Vasogen will compensate Old Vasogen at a rate of % of the aggregate of the amount by which the balance of the Tax Pools prior to the Effective Time are finally determined by CRA or a court of competent jurisdiction to be less than the Tax Pools Amount as a result of a change in the categorization thereof to a “capital loss” as such term is defined in the ITA, [RATE OF COMPENSATION REMOVED]

("Tax Pool Obligations").

2.3	Liability and Indemnity of Old Vasogen

Old Vasogen will be liable to New Vasogen for all Losses which it may suffer, sustain, pay or incur and will indemnify and hold New Vasogen harmless from and against all Losses which may be brought against or suffered by New Vasogen or which New Vasogen may suffer, sustain or incur arising out of, resulting from, attributable to or connected with:

(a)

any breach (including any failure or inaccuracy) of any of the representations and warranties of Cervus or Cervus GP under the Arrangement Agreement or any failure of Cervus or Cervus GP to perform or observe any covenant or agreement to be performed by it under the Arrangement Agreement as though such representations, warranties, covenants and agreements survived the closing of the Arrangement; provided, however, that for such purposes, the Materiality Representations and Warranties shall be read and construed without reference to the "materiality", "material", "Material Adverse Effect" or "Material Adverse Change" and similar qualifications used therein; and

(b)	any failure of Old Vasogen to perform or observe any post-closing covenant or agreement to be performed by it under the Divestiture Agreement,

("Old Vasogen Surviving Agreement Default").

2.4	Limitations

(a)

No Party shall have any liability in connection with a Surviving Agreement Default unless the Party or Parties claiming against such Party shall have delivered to such first-mentioned Party a Notice of Claim respecting such Surviving Agreement Default within two years from the date hereof. No Party shall have any liability in connection with Tax Pool Obligations unless the Party or Parties claiming against such Party shall have delivered to such first-mentioned Party a Notice of Claim respecting such Tax Pool Obligations within the earlier of: (i) 60 days following the date of a final and non-contested assessment from CRA; and (ii) six years from the date hereof. For greater certainty, a claim for Losses made under this Agreement for which a Notice of Claim has been given shall continue for the purpose of giving effect to the liability and indemnity provisions of this Agreement relating to such claim and shall be subject to limitations of action laws as provided for in Section 3.3.

(b)

Losses or compensation for which any Party is entitled to claim for under this Agreement shall be reduced by: (i) any net tax benefit received or receivable or available to such Party, where such net tax benefit is related to or arises as a consequence of such Losses or compensation or the payment thereof; and (ii) the amount of such Losses that are actually reimbursed by insurance proceeds, net of any co-payments and increased premiums resulting from such Losses or compensation; provided, however, that the possibility of receipt of any such insurance proceeds shall not delay or reduce any Party's obligations to pay in full such Party's liability and indemnity obligations under this Agreement when due (subject to appropriate reimbursement to such Party if and when applicable insurance proceeds are actually received as above contemplated). Upon making a full indemnity payment, a Party shall, to the extent of the indemnity payment, be subrogated to all rights of the other Party against any third party in respect of such Claim to which the indemnity payment relates.

(c)

No claims may be made by Old Vasogen under Section 2.2 with respect to Tax Pool Obligations unless the aggregate of any and all Tax Pool Obligations which New Vasogen would be required to indemnify and compensate Old Vasogen for (without reference to this section) exceeds $50,000. If the aggregate of all such Tax Pool Obligations exceeds such $50,000 threshold, Old Vasogen shall be entitled to claim and recover compensation for all such Tax Pool Obligations, including the amount of such $50,000 threshold, from New Vasogen.

(d)	The maximum aggregate liability of New Vasogen for Tax Pool Obligations shall be $1,455,000.

(e)

New Vasogen shall have no liability or obligation to indemnify or otherwise compensate Old Vasogen in respect of any Tax Pool Obligations or other reduction of Old Vasogen's Tax Pools except as provided in Section 2.2 or as a result of fraud or wilful misrepresentation.

(f)

Subject to its obligations in Section 2.2 hereof, New Vasogen shall have no liability or obligation to indemnify or otherwise compensate Old Vasogen in respect of any inability of Old Vasogen to utilize all or any portion of the Tax Pools to reduce Old Vasogen's liability under the ITA or any comparable legislation of a Canadian province or territory for any taxation year that ends after the completion of the Arrangement. For greater certainly, New Vasogen shall have no liability or obligation to indemnify or otherwise compensate Old Vasogen if the Arrangement (exclusive of any transactions undertaken pursuant to the IPC Agreements) results in an acquisition of control of Old Vasogen under Applicable Laws.

(g)	To the extent a Tax Pool is adjusted where there is opposite adjustment to another Tax Pool, such adjustment will not result in any payment or liability hereunder.

(h)

No claims may be made by Old Vasogen relating to Taxes or any Tax Pools Amount for any period prior to the Effective Time if such Taxes or a reduction of the Tax Pools Amount arise or occur as a consequence of actions of Old Vasogen taken after the Effective Date, including without limitation, the re-filing of any Tax return, making any election, or making a different choice under GAAP.

ARTICLE 3

INDEMNITY PROCEDURES

3.1	Procedure Regarding Tax Matters

(a)	Without the written consent of New Vasogen, Old Vasogen shall not allow or permit any person to:

(i)	waive any time limitation, statutory or otherwise, for any matter in respect of which there may be a Tax Indemnity Issue; or

(ii)	request or initiate in any manner a review, ruling or opinion of any Tax Indemnity Issue by a tax authority;

in respect of any taxation year of Old Vasogen ending on or before the Effective Time.

(b)

Old Vasogen shall use all reasonable efforts to inform New Vasogen promptly of any audit or other inquiry from any tax authority relating to a Tax Indemnity Issue. New Vasogen shall have the exclusive right at its own expense and employing counsel of their own choice to communicate with the tax authorities on all matters relating to Tax Indemnity Issues.

(c)

Old Vasogen will, within 30 days after receiving an assessment, reassessment, confirmation or appeal or other notice in writing with respect to any matter that relates to or may reasonably be expected to relate to a Tax Indemnity Issue (each of which is hereinafter referred to as an "Assessment"), deliver to New Vasogen a copy of the Assessment together with a statement (the "Statement") setting out an estimate of the Tax Default Indemnity Amount arising therefrom.

(d)

New Vasogen shall have the exclusive right, at its own expense and employing counsel of its own choice to contest any Assessment to the extent that it relates to one or more Tax Indemnity Issues (but only to such extent), provided that New Vasogen gives written notice to Old Vasogen acknowledging liability under this Agreement with respect to such Assessment to the extent it relates to such Tax Indemnity Issues and stating its intention to dispute or otherwise deal with the Tax Indemnity Issues within 15 days of New Vasogen's receipt of a copy of the Assessment and the Statement in respect thereof and further provided that New Vasogen remits to the appropriate tax authority on behalf of Old Vasogen the amount of Taxes in respect of Indemnity Issues required to be remitted by virtue of the Assessment having regard to the challenge thereof.

(e)

If New Vasogen elects to contest or otherwise deal with an Assessment to the extent that it relates to a Tax Indemnity Issue and remits the required amount of Taxes as aforesaid, Old Vasogen shall not take any action or agree to any settlement with a tax authority which pertains to such Tax Indemnity Issue without the written consent of New Vasogen except as hereinafter provided.

(f)

If New Vasogen elects to contest or otherwise deal with an Assessment insofar as it pertains to a Tax Indemnity Issue and thereafter Old Vasogen, acting reasonably, determines that New Vasogen has failed to settle or diligently prosecute such contest, Old Vasogen shall be entitled to take carriage and control of the contest commencing on the fifth day after it has provided written notice to New Vasogen of its intention to do so, unless, within that five day period, New Vasogen settles or resumes the diligent prosecution of the challenge and, if Old Vasogen takes carriage and control of the contest in accordance with this paragraph 3.1(f), New Vasogen shall be bound by the results including any settlement obtained by Old Vasogen with respect to such Assessment as it relates to the Tax Indemnity Issue.

(g)

If New Vasogen elects to contest or otherwise deal with an Assessment as it relates to one or more Tax Indemnity Issues, New Vasogen shall be entitled to settle any Assessment as it relates to such Tax Indemnity Issues upon obtaining the written consent of Old Vasogen which consent shall not be unreasonably withheld or delayed, and making payment arrangements satisfactory to Old Vasogen, acting reasonably, for the payment of Taxes that arise therefrom and remain outstanding.

(h)

If New Vasogen does not elect to contest or otherwise deal with an Assessment as it relates to one or more Tax Indemnity Issues in the manner aforesaid or, having so elected, thereafter fails to pursue diligently the settlement or prosecution of such contest, New Vasogen shall be liable for the payment of all costs and expenses of the contest and for the reimbursement of Old Vasogen for all such costs and expenses reasonably incurred by Old Vasogen.

(i)

If an Assessment relates to one or more Tax Indemnity Issues and to other issues, Old Vasogen shall, at its own expense and employing counsel of its own choice, have full carriage and control of the dispute of the portion of the Assessment relating to such other issues.

(j)

Old Vasogen and New Vasogen shall co-operate with each other with respect to all Tax Indemnity Issues and shall keep each other reasonably informed of the status or conduct related to all Tax Indemnity Issues.

(k)

If New Vasogen has provided security to a tax authority in respect of one or more Tax Indemnity Issues and the tax authority subsequently surrenders the security to Old Vasogen, Old Vasogen shall receive such security as a trustee for the benefit of New Vasogen and shall forthwith deliver such security to New Vasogen.

3.2	Non-Tax Matters Procedure

(a)

A Party making a claim for Losses which it is entitled to claim for under this Agreement (such Party is referred to in this Section 3.2 as the "Indemnified Party" and the Party liable for such claim for Losses is referred to in this Section 3.2 as the "Indemnifying Party") and which relates to any claim of any third party other than a claim of a tax authority for Tax Losses (a "Third Party (Non-Tax) Claim") shall promptly provide a Notice of Claim relating to such Third Party (Non-Tax) Claim to the Indemnifying Party, provided that any failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability hereunder only to the extent that such failure shall have resulted in liability to the Indemnifying Party that could have been avoided had such notice been provided within such time period.

(b)

With respect to any Third Party (Non-Tax) Claim, the Indemnifying Party shall have the right, at its expense, to assume carriage and control of the defence of the Third Party (Non-Tax) Claim provided that:

(i)

the Indemnifying Party gives written notice to the Indemnified Party within 20 days of receipt by the Indemnifying Party of the Notice of Claim with respect to such Third Party (Non-Tax) Claim (the "20-Day Period") acknowledging its obligation to indemnify under this Agreement with respect to such Third Party (Non-Tax) Claim and electing to assume such carriage and control; and

(ii)	the Indemnifying Party provides security satisfactory to the Indemnified Party, acting reasonably, to sufficiently cover expected Losses relating to such Third Party (Non- Tax) Claim.

(c)

If within the 20-Day Period the Indemnifying Party advises the Indemnified Party that the Indemnifying Party is unable, without further inquiry, to determine whether the Third Party (Non-Tax) Claim is one in respect of which the Indemnifying Party is obligated to indemnify under this Agreement, the Indemnifying Party shall have a further 20 days from the end of the 20-Day Period to elect to assume carriage and control of the defence of the Third Party (Non-Tax) Claim by giving the written notice required by Section 3.2(b)(i) within such additional 20-day period and complying with the requirements of Section 3.2(b)(i) with respect to the Third Party (Non-Tax) Claim. Until such time as the Indemnifying Party assumes carriage and control of the defence of the Third Party (Non-Tax) Claim as permitted in this Section 3.2(c), the Indemnified Party shall have the right to assume carriage and control of the defence of the Third Party (Non-Tax) Claim but shall not settle or pay the Claim without the written consent of the Indemnifying Party. If the Indemnifying Party does not assume control of a Claim as permitted in this Section 3.2, the obligation of the Indemnifying Party to indemnify the Indemnified Party in respect of such Claim shall terminate if the Indemnified Party settles such Claim without the consent of the Indemnifying Party.

(d)

If the Indemnifying Party elects to assume such carriage and control in the manner aforesaid, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party (Non-Tax) Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences).

(e)

If the Indemnifying Party does not elect to assume carriage and control of the defence of the Third Party (Non-Tax) Claim in the manner aforesaid, the Indemnified Party shall be entitled to assume such carriage and control of the Third Party (Non-Tax) Claim. If the Indemnifying Party, having elected to assume such carriage and control, thereafter fails to defend the Third Party (Non-Tax) Claim within a reasonable time or fails to diligently prosecute such defence, the Indemnified Party shall be entitled to assume such carriage and control of the defence of the Third Party (Non-Tax) Claim commencing on the fifth (5th) day following the provision of written notice to the Indemnifying Party if such failure is then continuing. If the Indemnified Party assumes carriage and control of the defence of the Third Party (Non-Tax) Claim as permitted in this Section 3.2 (including as contemplated by Section 3.2(c), this Section 3.2(e) or Section 3.2(f), the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party (Non-Tax) Claim, and the Indemnifying Party shall be jointly and severally liable for the payment of all costs and expenses of the defence of such Third Party (Non-Tax) Claim and shall reimburse the Indemnified Party for all such costs and expenses subject to the limitations set out in this Agreement.

(f)

If any Third Party (Non-Tax) Claim is of a nature such that the Indemnified Party is required by Applicable Law to make a payment to any person (a "Third Party") with respect to the Third Party (Non-Tax) Claim before the completion of settlement negotiations or related legal proceedings or in order to continue or preserve any defence, objection or legal proceeding relating to the Third Party (Non-Tax) Claim, the Indemnifying Party shall make such payment. If the Indemnifying Party fails to make such payment, (i) the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment subject to the limitations set out in this Agreement, and (ii) if the Indemnifying Party has carriage and control of the defence of the Third Party (Non-Tax) Claim, the Indemnified Party shall be entitled to assume such carriage and control. If the amount of any liability of the Indemnified Party under the Third Party (Non-Tax) Claim in respect of which such a payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party subject to the limitations set out in this Agreement.

(g)

Except for a full and complete settlement of a Third Party (Non-Tax) Claim that involves the payment of money only and is paid in full by the Indemnifying Party and where there is no finding or admission of wrongdoing or violation of law by the Indemnified Party and no adverse effect on any other claims that may be made against the Indemnified Party or on the defence of any Third Party (Non-Tax) Claim, the Indemnifying Party shall not settle any Third Party (Non-Tax) Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed.

(h)

The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party (Non-Tax) Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

(i)

With respect to any claim for Losses by an Indemnified Party (referred to herein as an "Other Claim") under this Agreement which is not related to either a Third Party (Non-Tax) Claim or a claim by a tax authority for Tax Losses, the Indemnified Party shall give written notice of such Other Claim to the Indemnifying Party promptly after the Indemnified Party has reasonably determined the existence of such Other Claim. The Indemnifying Party shall have 20 days from receipt of such notice to either acknowledge an obligation to indemnify for such Other Claim or dispute liability for such Other Claim by notice in writing to the Indemnified Party, such dispute shall be resolved by a court of competent jurisdiction.

3.3	Extension - Limitations Act

It is expressly agreed by the Parties, as permitted by the Limitations Act (Ontario) and all other applicable limitations legislation, to extend the limitation period in respect of any liability and indemnity obligations under this Agreement for a Surviving Agreement Default or Tax Pool Obligations for two years after the date on which the Notice of Claim was given with respect to such liability and indemnity obligations in respect of a Surviving Agreement Default or Tax Pool Obligations.

3.4	Access to Books and Records and Cooperation

As soon as reasonably practicable after the closing of the Arrangement and in any event no later than 75 days after closing of the Arrangement, New Vasogen shall, with the assistance and cooperation of Old Vasogen, prepare the Tax Returns for Old Vasogen for the year ended November 30, 2009. New Vasogen shall diligently prepare such Tax Returns in accordance with applicable Laws and consistent with past practice, and, if prudent to do so, seek professional assistance and advice from an accounting firm in order to prepare such returns. New Vasogen shall provide Old Vasogen with full access (during normal business hours and upon reasonable notice) to the Books and Records and the then current employees of New Vasogen, and will fully cooperate and assist Old Vasogen so that the employees of Old Vasogen understand the basis on which such return was prepared and they are able to responsibly execute and file such return, including without limitation, providing copies or originals of any information in the Books and Records which are required to prepare such Tax Returns. Old Vasogen shall be responsible for reviewing the returns and, if acceptable, filing such returns as required under applicable Laws.

New Vasogen agrees to provide access and support in respect of Books and Records and to the then current employees of New Vasogen and will fully cooperate and assist Old Vasogen so that Old Vasogen can reasonably defend any litigation, claim or dispute or respond to any assessment, reassessment, confirmation, appeal or other inquiry in respect of Taxes of Old Vasogen or file any required Tax Returns or make any other filings which reasonably require access to, or an understanding of, the Books and Records of New Vasogen.

New Vasogen agrees that such Books and Records will be maintained and kept available for retrieval until the destruction of such data by such Party in accordance with its standard data retention policies as applicable from time to time, provided that such destruction shall not take place for a period of at least ten (10) years or such longer period as may be required by applicable legislation.

3.5	Copies of Books and Records

Within 5 Business Days of the date of a written request by Old Vasogen, New Vasogen will provide Old Vasogen with copies of any of the Books and Records reasonably requested by Old Vasogen.

3.6	Mitigation

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of a Party to mitigate any Loss or other amount which it may suffer or incur by reason of a Surviving Agreement Default or a breach of a Tax Pool Obligation under this Agreement. If any Claim or amount to be compensated can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, a Party shall take all appropriate steps to enforce such recovery, settlement or payment. If the Party entitled to claim under this Agreement fails to make all commercially reasonable efforts to mitigate any Loss or other amount to be compensated then the other Party shall not be required to indemnify or compensate such Party for the Loss or other amount that could have been avoided if the Party had made such efforts.

ARTICLE 4

NOTICES

4.1	Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy or e-mail:

(a)	in the case of Old Vasogen, to:

CERVUS [CORPORATION]

#205, 120 Country Hills Landing NW

Calgary, AB T3K 5P3

Facsimile: (403) 567-0392

E-mail:	placey@cervuslp.com
Attention: Peter Lacey, President and Chief Executive Officer

with a copy to:

Shea Nerland Calnan LLP

2800, 715-5th Avenue SW

Calgary, Alberta T2P 2X6

Facsimile:	(403) 299-9601

E-mail: jbrennan@snclaw.com

Attention: Joe Brennan

(b)	in the case of New Vasogen, to:

VASOGEN [NEW VASOGEN]

●

c/o McCarthy Tétrault LLP

Suite 5300

Toronto Dominion Bank Tower

Toronto, Ontario, Canada M5K 1E6

Facsimile: (905) 569-9231

E-mail: cwaddick@Vasogen.com

Attention: Chris Waddick, President and Chief Executive Officer

with a copy to:

McCarthy Tétrault LLP

Suite 5300

Toronto Dominion Bank Tower

Toronto, Ontario, Canada M5K 1E6

Facsimile: (416) 868-0673

E-mail: ipalm@mccarthy.ca

Attention: W. Ian Palm

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy or e-mail is received.

ARTICLE 5

GENERAL

5.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties.

5.2	Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the Other Party.

5.3	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

5.4	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the Other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

5.5	Time of Essence

Time shall be of the essence of this Agreement.

5.6	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

5.7	Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

5.8	Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

CERVUS LP, by its general partner Cervus GP Ltd.		VASOGEN INC.
Per:		Per:
	Peter Lacey President and Chief Executive Officer		Chris Waddick President and Chief Executive Officer
Per:		Per:
	Randy Muth Chief Financial Officer		Graham Neil VP Finance and Chief Financial Officer

VASOGEN [NEW HOLDCO]
Per:
Christopher Waddick President and Chief Executive Officer of Vasogen Inc.

Per:
Graham Neil VP Finance and Chief Financial Officer

EXHIBIT C

REQUIRED APPROVALS

1.	Vasogen Required Approvals

Nil

2.	Cervus Required Approvals

(a)	Consent of

[NAMES OF CONTRACTING PARTIES AND DESCRIPTIONS OF CONTRACTS REMOVED]

(b)	Consent of

[NAMES OF CONTRACTING PARTIES AND DESCRIPTIONS OF CONTRACTS REMOVED]

(c)	Consent of

[NAMES OF CONTRACTING PARTIES AND DESCRIPTIONS OF CONTRACTS REMOVED]

(d)

Approval (and/or waivers as applicable), including the satisfaction or waiver of any conditions to such approval (and/or waivers as applicable), of the lenders to Cervus LP in connection with the transactions contemplated by the Arrangement including, without limitation, with respect to the following agreements:

[NAMES OF CONTRACTING PARTIES AND DESCRIPTIONS OF CONTRACTS REMOVED]

3.	Cervus GP Required Approvals

Nil

C-1

EXHIBIT D

FORMS OF ARRANGEMENT RESOLUTIONS

Cervus Resolution:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Vasogen Inc. (“Vasogen”), Cervus LP (“Cervus”) and Cervus GP Ltd. (“Cervus GP”), as more particularly described and set forth in the management information circular (the “Circular”) of Cervus accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted.

2.

The plan of arrangement as it may be or has been amended (the “Plan of Arrangement”), involving Vasogen, Cervus and Cervus GP, the full text of which is set out in Exhibit “A” to the arrangement agreement dated August 14, 2009 between Vasogen, Cervus and Cervus GP (the “Arrangement Agreement”), is hereby approved and adopted.

3.

The Arrangement Agreement, the actions of the directors of Cervus GP, in Cervus GP’s capacity as general partner of Cervus, in approving the Arrangement and the Arrangement Agreement and the actions of the officers of Cervus GP, in Cervus GP’s capacity as general partner of Cervus, in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the unitholders of Cervus or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Cervus GP, in Cervus GP’s capacity as general partner of Cervus, are hereby authorized and empowered, at their discretion, without further notice to or approval of the unitholders of Cervus: (i) to amend the Arrangement Agreement and/or the Plan of Arrangement, to the extent permitted by the terms of the Arrangement Agreement, as applicable, and (ii) subject to the terms of the Arrangement Agreement to not proceed with the Arrangement or any portion thereof in respect of any of Vasogen, Cervus and/or Cervus GP.

5.

Any officer or director of Cervus GP, in Cervus GP’s capacity as general partner of Cervus, is hereby authorized and directed for and on behalf of Cervus to execute and deliver articles of arrangement and such other documents as are necessary or desirable to: (i) the Director under the CBCA, (ii) any applicable securities regulatory authority, (iii) any stock exchange or market, or (iv) other third party, in accordance with the Arrangement Agreement, as applicable, and any transaction or agreement contemplated therein.

6.

Any officer or director of Cervus GP, in Cervus GP’s capacity as general partner of Cervus, is hereby authorized and directed for and on behalf of Cervus to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing as contemplated in this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Cervus GP Resolution:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Vasogen Inc. (“Vasogen”), Cervus GP Ltd. (“Cervus GP”) and Cervus LP (“Cervus”), as more particularly described and set forth in the management information circular (the “Circular”) of Cervus GP accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted.

2.

The plan of arrangement as it may be or has been amended (the “Plan of Arrangement”), involving Vasogen, Cervus and Cervus GP, the full text of which is set out in Exhibit “A” to the arrangement agreement dated August 14, 2009 between Vasogen, Cervus and Cervus GP (the “Arrangement Agreement”), is hereby approved and adopted.

3.

The Arrangement Agreement, the actions of the directors of Cervus GP in approving the Arrangement and the Arrangement Agreement and the actions of the officers of Cervus GP in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Cervus GP or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Cervus GP are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders of Cervus GP: (i) to amend the Arrangement Agreement and/or the Plan of Arrangement, to the extent permitted by the terms of the Arrangement Agreement, as applicable, and (ii) subject to the terms of the Arrangement Agreement to not proceed with the Arrangement or any portion thereof in respect of any of Vasogen, Cervus and/or Cervus GP.

5.

Any officer or director of Cervus GP is hereby authorized and directed for and on behalf of Cervus GP and/or Cervus to execute and deliver articles of arrangement and such other documents as are necessary or desirable to: (i) the Director under the CBCA, (ii) any applicable securities regulatory authority, (iii) any stock exchange or market, or (iv) other third party, in accordance with the Arrangement Agreement, as applicable, and any transaction or agreement contemplated therein.

6.

Any officer or director of Cervus GP is hereby authorized and directed for and on behalf of Cervus GP and/or Cervus to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing as contemplated in this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Vasogen Resolution:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Vasogen Inc (“Vasogen”)., as more particularly described and set forth in the joint management information circular (the “Circular”) of Vasogen and IntelliPharmaCeutics Ltd. accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted.

2.

The plan of arrangement as it may be or has been amended (the “Plan of Arrangement”), involving Vasogen, the full text of which is set out in Schedule A to the arrangement agreement dated as of August 14, 2009 between Vasogen, Cervus LP and Cervus GP Ltd. (the “Cervus Arrangement Agreement”) is hereby approved and adopted.

3.

The Cervus Arrangement Agreement, the actions of the directors of Vasogen in approving the Arrangement and the Cervus Arrangement Agreement and the actions of the officers of Vasogen in executing and delivering the Cervus Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Vasogen or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Vasogen are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders of Vasogen: (i) to amend the Cervus Arrangement Agreement and/or the Plan of Arrangement, to the extent permitted by the terms of the Cervus Arrangement Agreement; and (ii) subject to the terms of the Cervus Arrangement Agreement not to proceed with the Arrangement or any portion thereof;

5.

Any officer or director of Vasogen is hereby authorized and directed for and on behalf of Vasogen to execute and deliver articles of arrangement and such other documents as are necessary or desirable to: (i) the Director under the CBCA, (ii) any applicable securities regulatory authority, (iii) any stock exchange or market, or (iv) other third party, in accordance with the Cervus Arrangement Agreement and any transaction or agreement contemplated therein.

6.

Any officer or director of Vasogen is hereby authorized and directed for and on behalf of Vasogen to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing as contemplated in this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

EXHIBIT E

FORM OF DIVESTITURE AGREEMENT

Please see attached.

DIVESTITURE AGREEMENT AND INSTRUMENT OF CONVEYANCE

among

VASOGEN INC.

and

● CANADA INC. [Vasogen Subco]

intervened to by

CERVUS LP

and

● CANADA INC. [New Vasogen]

Made as of ●, 2009

DIVESTITURE AGREEMENT AND INSTRUMENT OF CONVEYANCE

THIS AGREEMENT is made as of ?, 2009,

AMONG:

VASOGEN INC., a corporation existing under the laws of Canada (the "Vendor")

and

● CANADA INC., a corporation existing under the laws of Canada (the "Purchaser")

INTERVENED TO BY:

CERVUS LP, a limited partnership existing under the laws of the Province of Alberta (the "Cervus")

and

● CANADA INC., a corporation existing under the laws of Canada (the "New Vasogen")

WHEREAS the Vendor is a biotechnology company;

WHEREAS it was a term of the Arrangement Agreement (as defined below) that the Parties enter into this Agreement;

WHEREAS the Vendor desires to sell to the Purchaser, and the Purchaser desires to purchase from the Vendor, all of the Assets (as defined below); and

WHEREAS the Purchaser desires to assume and thereafter be bound by all of the Assumed Liabilities (as defined below) on the terms and conditions set forth herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

SECTION 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1

"Agreement" means this divestiture agreement and instrument of conveyance, including its recitals and schedules, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

1.1.2

"Applicable Laws" means, with respect to any Person, any domestic or foreign federal, national, state, provincial, municipal or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, as amended unless expressly specified otherwise, that is binding upon or applicable to such Person;

1.1.3

"Arrangement" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 6.1 of the Arrangement Agreement or Section 5.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order in accordance with the terms of the Arrangement Agreement;

1.1.4

"Arrangement Agreement" means the arrangement agreement entered into among Cervus, Cervus GP Inc. and the Vendor dated August 14, 2009 as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms, wherein the Vendor agreed to reorganize its business in accordance with the terms set forth therein;

1.1.5

"Assets" means all of the properties, rights and other assets owned by the Vendor immediately prior to the Effective Time whether real or personal, tangible or intangible of every kind and description whatsoever and wherever situated and including, for greater certainty, the following:

(a)	all cash on hand and investment, including all right, title and interest in the Vasogen Bridge Loan and all proceeds received or receivable thereon prior to the Effective Date;
(b)	all accounts receivable and the benefit of all security, guarantees and other collateral held by the Vendor;

(c)

all rights to amounts payable to or receivable by the Vendor in respect of refunds, reimbursements, overpayment of Tax ("Tax Receivables"), including input tax credits under the Excise Tax Act (Canada) accruing on or prior to the Effective Date. For greater certainty, the Purchaser shall be entitled to the proceeds from all deemed payments on account of Tax payable (scientific research and experimental development refundable Tax credit) for the year ending November 30, 2008 and all such deemed payments on account of Tax payable (scientific research and experimental development refundable Tax credit) earned or accrued on or before the Effective Time or as a consequence of eligible expenses incurred prior to the Effective Time whether or not the Vendor is in a position to use such credits against its Taxes otherwise payable for its taxation year that includes the Effective Date;

(d)	all deposits and prepaid expenses;
(e)	all long term deposits;
(f)	all licenses, permits and other governmental registrations and authorizations;
(g)	all inventory, machinery, tools, equipment, furniture, furnishings, fixtures, parts, and all other miscellaneous tangible items;
(h)	all computer hardware and software, including all rights under licenses and other agreements or instruments relating thereto;
(i)

all rights under leases of personal property, orders or Contracts for the provision of goods or services (whether as buyer or seller), distribution and agency agreements, employment, non-compete, confidentiality and other Contracts;

(j)	all Assumed Contracts;
(k)

all Intellectual Property, including, the whole right, title and interest, all rights of action resulting from prior infringement or other unauthorized use and all rights as a party in opposition or similar proceedings;

(l)

all books and records (other than those required by law to be retained by the Vendor, copies of which shall be made available to the Purchaser), including those that relate to any of the Assets, sales history, production records, vendor/supplier history, customer information and records and any records pertaining to warranty claims, customer returns and how those matters have been resolved;

(m)	all benefits under all insurance policies in respect of claims based on occurrences on or prior to the Effective Time;
(n)	the full benefit of all warranties and warranty rights (express or implied) against manufacturers or sellers;

(o)	all interests in Vasogen Ireland Limited, including but not limited to, shares, rights to Intellectual Property, debt and claims;
(p)	all interests in Vasogen, Corp., including but not limited to, shares, rights to Intellectual Property, debt and claims;
(q)

all goodwill of the Business together with the exclusive right for the Purchaser, as and from the Effective Time, to represent itself as carrying on the Business in continuation of and in succession to the Vendor and the right to use any words indicating that the said Business is so carried on, including the Vendor's rights to use the name “Vasogen Inc.” or any variation thereof as part of the name or style under which the Business is carried on by the Purchaser; and

(r)	all shares of other corporations or interest in any partnership owned by the Vendor immediately prior to the Effective Time;

but specifically excluding the Excluded Assets.

1.1.6	"Assumed Contracts" means all Contracts to which the Vendor is a party immediately prior to the Effective Time;
1.1.7	"Assumed Liabilities" means all Liabilities of the Vendor accrued prior to the Effective Time;
1.1.8	"Business" means the business of the Vendor immediately prior to the Effective Time;
1.1.9	"Business Day" means a day, other than a Saturday, Sunday or other day on which commercial banks in Toronto, Ontario or Calgary, Alberta are closed;
1.1.10	"CBCA" means the Canada Business Corporations Act, as may be amended;
1.1.11	"Cervus" has the meaning set out on the first page of this Agreement;
1.1.12

"Claim" means any claim, action, demand, cause of action, suit, complaint, proceeding, arbitration, judgment, settlement, award, assessment, re-assessment, order, investigation, enquiry or hearing made or threatened;

1.1.13	"Closing Time" means the time specified in Section 2.2(d) of the Plan of Arrangement;
1.1.14	"Contract" means any agreement, indenture, contract, lease, trust agreement, license, option, instrument or other commitment, whether written or oral;
1.1.15	"Court" means the Commercial List of the Ontario Superior Court of Justice;
1.1.16	"Disclosure Documents" has the meaning set out in Section 5.4;

1.1.17	"Effective Date" has the meaning ascribed thereto in the Plan of Arrangement;
1.1.18	"Effective Time" has the meaning ascribed thereto in the Plan of Arrangement;
1.1.19	"Excluded Assets" means the (i) benefit of the Tax Pools; (ii) VIL Debt; and (iii) VUS Debt;
1.1.20

"Excluded Liabilities" means all the Liabilities of the Vendor incurred after the Effective Time which, for greater certainty, includes all Liabilities of the Vendor in respect of Tax that were, are or may become payable resulting from the Arrangement;

1.1.21

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court (in accordance with the terms of the Arrangement Agreement) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Vendor and Cervus, each acting reasonably) on appeal;

1.1.22	"GAAP" means Canadian generally accepted accounting principles, as in effect from time to time;
1.1.23

"Governmental Authority" means any (i) multinational, domestic, foreign, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign, (ii) any subdivision, agent, commission, board, or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange, including the Toronto Stock Exchange, The TSX Venture Exchange, the Over-The-Counter Bulletin Board and the NASDAQ Capital Market.;

1.1.24	"Indemnity Agreement" means the indemnity agreement entered into concurrently with the Arrangement between the Vendor and New Vasogen;
1.1.25	"Intellectual Property" means:
(a)	any and all proprietary rights provided under:
(i)	patent law;
(ii)	copyright law (including moral rights);
(iii)	trade-mark law;
(iv)	design patent or industrial design law;
(v)	semi-conductor chip or mask work or integrated circuit topography law; or
(vi)

any other statutory provision or common law principle applicable to this Agreement, including trade secret law, which may provide a right in either hardware, software, information (including confidential information), trademarks, ideas, formulae, algorithms, concepts, inventions, processes or know-how generally, or the expression or use of the same;

(b)	any and all applications, registrations, licences, sub-licences, franchises, agreements or any other evidence of a right in any of the foregoing; and
(c)

all licences and waivers and benefits of waivers of the intellectual property rights set out in (a) and (b) above, all future income and proceeds from the intellectual property rights set out in (a) and (b) above, and all rights to damages and profits by reason of the infringement or violation of any of the intellectual property rights set out in (a) and (b) above;

1.1.26

"Liabilities" means all debts, liabilities, commitments or obligations (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind or nature whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of the Vendor;

1.1.27

"Losses" means, in respect of any and all matters, all losses, costs, damages, expenses, charges, fines, penalties, interest charges, assessments or other liabilities whatsoever (including legal fees and disbursements on a solicitor and client basis and fees and disbursements of experts);

1.1.28	"Parties" means, collectively, the Vendor and the Purchaser and "Party" means any one of them;
1.1.29

"Person" includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

1.1.30

"Plan of Arrangement" means the plan of arrangement, substantially in the form of Schedule "A" to the Arrangement Agreement, and any amendments or variations thereto made in accordance with Section 6.1 of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order in accordance with the terms of the Arrangement Agreement;

1.1.31	"Purchase Price" has the meaning set out in Section 3.1;
1.1.32	"Purchaser" as the meaning set out on the first page of this Agreement;
1.1.33	"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as may be promulgated or amended from time to time;

1.1.34

"Tax" or "Taxes" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Cervus or Vasogen, as the case may be, is required to pay, withhold, remit or collect;

1.1.35

"Tax Pools" means Vasogen's non-capital losses, scientific research and experimental development expenditures, unamortized paragraph 20(1)(e) costs and investment tax credits, as those terms are used for the purposes of the Income Tax Act (Canada) in the amounts as set out in the Disclosure Letter (as defined in the Arrangement Agreement);

1.1.36	"Tax Receivables" has the meaning set out in Section 1.1.5(c);
1.1.37

Vasogen Bridge Loan" means the bridge loan made available by Vasogen to Intellipharmceutics Corp. pursuant to the terms of the IPC Arrangement Agreement (as such term is defined in the Arrangement Agreement);

1.1.38	"Vendor" has the meaning set out on the first page of this Agreement;
1.1.39	“VIL Debt” means the indebtedness of Vasogen Ireland Limited to the Vendor as of the Effective Time; and
1.1.40	“VUS Debt” means the indebtedness of Vasogen, Corp. to the Vendor as of the Effective Time.
1.2	Number and Gender

In this Agreement, unless the contrary intention appears, (i) words importing the singular include the plural and vice versa and (ii) words importing gender shall include all genders.

1.3	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.4	Headings

The division of this Agreement into Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Sections and Schedules are to Sections of and Schedules to this Agreement.

1.5	Including

Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation", whether or not they are in fact followed by those words or words of like import.

1.6	Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each Party hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters related to, arising out of or resulting from this Agreement and the transactions contemplated herein.

1.7	Accounting Principles

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP, and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP.

1.8	Statutory References

A reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

1.9	Incorporation of Schedules

The following schedules annexed to this Agreement are hereby incorporated by reference into the Agreement and form part hereof:

Schedule 3.1	Purchase Price
Schedule 3.2	Principals for Allocation of Purchase Price

SECTION 2

CONVEYANCE OF ASSETS; ASSUMPTION OF ASSUMED LIABILITIES

2.1       The Vendor hereby sells assigns, grants and transfers to the Purchaser, and the Purchaser hereby purchases from the Vendor, all of the right, title, benefit and interest of the Vendor in and to the Assets, effective as of the Closing Time. The Parties each acknowledge that the Excluded Assets are not being transferred pursuant to this Agreement.

2.2       The Purchaser hereby acknowledges that it is purchasing the Assets on an "as is, where is" basis. The Purchaser further acknowledges that there are no collateral agreements, conditions, representations or warranties of any nature whatsoever made by the Vendor, express or implied, arising at law, by statute or in equity or otherwise, with respect to the Assets or the Business and in particular, without limiting the generality of the foregoing, there are no collateral agreements, conditions, representations or warranties made by the Vendor, express or implied, arising at law, by statute or in equity or otherwise, as to title, state of title, description, fitness, suitability for any particular purpose, merchantability, operating condition, the value of the Assets or the future cash flows from the Assets or Business. The Purchaser acknowledges that it is relying entirely on its own judgement and investigation with respect to the purchase of the Assets, and is satisfied in all respects with the due diligence and investigations it has conducted.

2.3	The Purchaser shall:
2.3.1	be entitled to all of the benefits accruing to the Vendor under the provisions contained in each of the Assumed Contracts; and
2.3.2	be entitled to possession of all the Assets and any premise occupied by the Vendor as lessee.

2.4       The Purchaser assumes and agrees to fulfil and perform and to indemnify and save harmless the Vendor in respect of the obligations of the Vendor accruing after the Closing Time in respect of the Assumed Liabilities.

2.5       The Purchaser does not assume and will not be liable for any obligations or liabilities of the Vendor whatsoever resulting from or arising as a consequence of the Excluded Liabilities.

2.6       The Vendor acknowledges and agrees the value of each of the VUS Debt and the VIL Debt is nil. As a result, the Vendor will not take any collection action against any of the Purchaser, Vasogen Ireland Limited or Vasogen, Corp. in respect of the VUS Debt or the VIL Debt, as applicable, prior to or on the winding-up or dissolution of Vasogen Ireland Limited and Vasogen, Corp. The Vendor acknowledges and agrees that upon prior written notice by the Purchaser prior to the winding-up or dissolution of Vasogen Ireland Limited and/or Vasogen, Corp., as applicable, the Vendor will and will be deemed to have assigned all of the receivables in respect of the VUS Debt to Vasogen, Corp.and/or the VIL Debt to Vasogen Ireland Limited, as applicable, in respect of such winding-up or dissolution.

2.7       The conveyance of the Assets onto the Purchaser, its successors and assigns, hereunder is with full rights of substitution and subrogation of the Purchaser, its successors or assigns, to the extent possible, in and to all covenants and warranties by other heretofore given or made in respect of the Assets or any part thereof.

SECTION 3

PURCHASE PRICE AND PAYMENT OF PURCHASE PRICE

3.1       The purchase price (the "Purchase Price") for the transfer of the Assets is equal to the fair market value of the Assets at the Effective Time (as determined in Schedule 3.1) and is satisfied by (i) the assumption of the Assumed Liabilities (to the same extent and with the same force and effect as though the Purchaser had been subject to the Assumed Liabilities as of the Effective Time in the place and stead of the Vendor) and (ii) the delivery to the Vendor of 100 common shares of the Purchaser.

3.2       The Vendor and the Purchaser agree that the Purchase Price shall be allocated among the Assets as set-out in Schedule 3.2. The Vendor and the Purchaser shall complete all Tax returns, designations and elections in a manner consistent with the allocation set-out in Schedule 3.2 and otherwise follow such allocation for all Tax purposes and not take any position inconsistent with such allocation. If such allocation is disputed by any Governmental Authority, the Party receiving notice of such dispute shall promptly notify the other Party and the Parties shall use their reasonable best efforts to sustain the allocation. The Parties shall share information and cooperate to the extent reasonably necessary to permit the transactions contemplated by this Agreement to be properly, timely and consistently reported.

SECTION 4

TAX MATTERS

4.1       Concurrently with the execution of this Agreement, the Vendor and the Purchaser shall jointly execute an election, in the prescribed form and containing the prescribed information, to have subsection 167(1.1) of the Excise Tax Act (Canada) apply to the sale and purchase of the Assets so that no tax is payable in respect of such sale and purchase under Part IX of the Excise Tax Act (Canada). The Purchaser shall file such election with the appropriate Governmental Authority within the time prescribed by the Excise Tax Act (Canada).

4.2       To the extent required by the Purchaser, the Vendor and the Purchaser shall on a timely basis jointly execute elections under section 22 of the Tax Act as to the sale of the accounts receivable sold and purchased pursuant to this Agreement, shall designate therein the applicable portion of the Purchase Price allocated to the accounts receivables in accordance with Section 3.2 as the consideration paid by the Purchaser therefore, and shall each file such elections with the Canada Revenue Agency with their respective Tax returns for their respective taxation years that include the date hereof.

4.3       The Vendor and the Purchaser shall jointly elect, in the prescribed manner and form and within the prescribed time, to have the provisions of subsection 85(1) of the Tax Act, and any equivalent provision under applicable provincial tax legislation, apply to the purchase and sale of the Assets under this Agreement. The agreed amount for the purposes of paragraph 85(1)(a) of the Tax Act in respect of each of the Assets shall be such amount are determined by the Vendor not to exceed:(i) where the property is eligible capital property in respect of the business of the Vendor, the elected amount in respect of such property shall not under any circumstances exceed 4/3 of the Vendor's cumulative eligible capital in respect of the business immediately before the disposition (provided that the aggregate of elected amounts for eligible capital properties shall not exceed 4/3 of the cumulative eligible capital of the Vendor), and (ii) where the property is depreciable property of a prescribed class of the Vendor, the elected amount in respect of such property shall not under any circumstances exceed the undepreciated capital cost to the Vendor of all property of that class immediately before the disposition (provided that the aggregate of elected amounts for properties of the same prescribed class stall not exceed the undepreciated capital cost of such prescribed class). For greater certainty, the agreed amount determined by the Vendor shall, to the extent permitted under the Tax Act, not result in any liability for Taxes for the Vendor.

SECTION 5

COVENANTS OF THE VENDOR

5.1       To the extent not already delivered, the Vendor shall deliver to the Purchaser, at the cost and expense of the Purchaser, all necessary deeds, conveyances, bills of sale, assurances, transfers, assignments and any other documentation necessary or reasonably required by the Purchaser from time to time to transfer title to the Assets (including registering all assignments related to Intellectual Property and the assignment of the Assumed Contracts) to the Purchaser.

5.2       To the extent not already obtained by the Purchaser, the Vendor shall, at the cost and expense of the Purchaser, use commercially reasonable efforts to assist the Purchaser in obtaining all third party consents, approvals and assurances as reasonably requested by the Purchaser that are necessary to permit the Vendor to validly and effectually convey the Assets to the Purchaser or to operate the Business. Until such consents, approvals and assurances have been obtained:

5.2.1

the Vendor shall continue to hold any interest in any such Assets in trust for the benefit of the Purchaser and shall cooperate with the Purchaser, at the cost and expense of the Purchaser, in any reasonable and lawful arrangements designed to provide the benefit of such Assets to the Purchaser;

5.2.2

the Vendor shall enforce any rights of the Vendor arising from such Assets, at the cost and expense of the Purchaser, against the issuer thereof or the other party or parties thereto for the benefit of the Purchaser; and

5.2.3

the Vendor shall take all such actions and do, or cause to be done, all such things at the request of the Purchaser, but at the cost and expense of the Purchaser, as shall reasonably be necessary in order that the value of such Assets shall be preserved and shall enure to the benefit of the Purchaser.

The Purchaser shall use its best efforts to expeditiously seek and obtain such consents, approvals and assurances.

5.3       To the extent that any Tax Receivable is an Asset that is not assignable or is paid to the Vendor despite the assignment, the Vendor shall pay to the Purchaser an amount equal to the amount of the Tax Receivable received by the Vendor within 10 days of the date of receipt. Upon request from the Purchaser, the Vendor shall duly authorize a representative of the Purchaser to contact the relevant Governmental Authority to obtain information on the status of the Tax Receivables.

5.4       The Vendor consents to disclosure by the Purchaser (and any affiliate thereof or successor thereto) in any offering memorandum, information circular, prospectus, take-over bid circular, press release, material change report or other document, the form and content of which are subject to or prescribed by Applicable Laws (collectively, the "Disclosure Documents"), of a description of the assets held, and businesses conducted, by the Vendor prior to the Effective Time and such historical financial and operational information for the Vendor in respect of any period prior to Effective Time as may be required by Applicable Laws to be included in any Disclosure Documents. The Vendor shall use reasonable commercial efforts to obtain the co-operation of its auditors or accounting advisors with the Purchaser and/or its agents, including the Purchaser's auditors, in connection with the review and audit of the financial information respecting the Vendor to be contained in any Disclosure Document. The provisions of this Section 5.4 shall survive the Effective Time for a period of three years;provided, however, that all costs associated with such audits or reviews shall be borne by the Purchaser.

5.5       The Vendor may not proceed with any procedure of dissolution or cancellation of its articles without first obtaining the written consent of the Purchaser. The Purchaser shall not withhold its consent if all Tax Receivables have been received by the Purchaser. If the Purchaser's consent has not been received, the Vendor will indemnify or cause to be indemnified the Purchaser for any Tax Receivables not yet received at the time of the dissolution or cancellation of its articles and upon provision of such indemnity, the Vendor shall be entitled to proceed with the dissolution or cancellation of its articles.

SECTION 6

COVENANTS OF THE PURCHASER

6.1       The Purchaser shall assume, duly and punctually pay, satisfy, discharge perform or fulfill to the complete exoneration of the Vendor the Assumed Liabilities.

6.2       The Purchaser shall assume, perform and observe all terms, conditions, covenants, obligations and agreements contained in the Assumed Contracts and other obligations assigned to it hereunder.

6.3       The Purchaser hereby covenants that (i) it shall cause Vasogen Ireland Limited and Vasogen, Corp. to be wound up and dissolved as soon as reasonably practicable after the closing of the Arrangement, and (ii) until such time as each of the Vasogen Ireland Limited and Vasogen, Corp. are wound up and dissolved, the Purchaser shall ensure that they do not engage in any business activity other than in the ordinary course consistent with current practice.

SECTION 7

GENERAL PROVISIONS

7.1	Notices

Any notice, request, consent, waiver, direction or other communication required or permitted to be given under this Agreement shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any such notice, request, consent, waiver, direction or other communication shall, if delivered, be deemed to have been given and received on the day on which it was delivered to the address provided herein (if that day is a Business Day, and if it is not, then on the next succeeding Business Day), and if sent by facsimile transmission shall be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery, in which case it shall be deemed to have been given and received on the next Business Day.

(a) if to the Purchaser:
c/o McCarthy Tétrault LLP Suite 5300 Toronto Dominion Bank Tower Toronto, Ontario, Canada M5K 1E6
Fax: (905) 569-9231 E-mail: cwaddick@Vasogen.com Attention: Chris Waddick, President and Chief Executive Officer
with a copy (which shall not constitute notice) to:
McCarthy Tétrault LLP Suite 5300 Toronto Dominion Bank Tower Toronto, Ontario, Canada M5K 1E6
Fax: (416) 868-0673 E-mail: ipalm@mccarthy.ca Attention : W. Ian Palm
(b) if to the Vendor:
Cervus LP, c/o Cervus GP Ltd. #205, 120 Country Hills Landing NW Calgary, AB T3K 5P3 Facsimile: (403) 567-0392 E-mail: placey@cervuslp.com Attention: Peter Lacey, President and Chief Executive Officer
with a copy to: Shea Nerland Calnan LLP 2800, 715-5th Avenue SW Calgary, Alberta T2P 2X6 Facsimile: (403) 299-9601 E-mail: jbrennan@snclaw.com Attention: Joe Brennan

7.2	Time of Essence

Time shall be of the essence in this Agreement.

7.3	Entire Agreement

Except for the various collateral agreements entered into pursuant to the Arrangement Agreement and in contemplation of the Arrangement, this Agreement, constitutes the entire agreement between the Parties in respect of the subject matters herein and cancels and supersedes all prior agreements and understandings between the Parties in respect of the subject matter hereof.

7.4	Assignment

This Agreement may not be assigned by either Party without the express written consent of the other Party.

7.5	Injunctive Relief

The Parties hereto agree that irreparable harm could occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the Parties in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or to otherwise obtain specific performance of any such provisions.

7.6	Claims

All Claims for Losses for a breach of any covenant hereunder shall exclusively be dealt with in accordance with the terms and conditions of the Indemnity Agreement.

7.7 Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

7.8	Further Assurances

Each Party shall, from time to time and at all times hereafter, at the request of the other Parties, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.9	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that a transactions contemplated hereby are fulfilled to the extent possible.

7.10	Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, shall be binding unless executed in writing by the Party to be bound thereby.

7.11	Counterpart Execution

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument but all such counterparts together shall constitute one agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Purchaser and the Vendor have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

VASOGEN INC.
Per:
Name: Title:

● CANADA INC. [Vasogen Subco]
Per:
Name: Title:

INTERVENTION

Cervus hereby confirms it is aware of the terms and conditions of the Agreement and agrees for the benefit of the Purchaser to be jointly and severally bound by all of the covenants, obligations and undertakings of the Vendor set out in this Agreement.

CERVUS LP by its general partner, CERVUS GP LTD.
Per:
Name: Title:

● Canada Inc. hereby confirms that it is aware of the terms and conditions of the Agreement and agrees for the benefit of the Vendor to be jointly and severally bound by all of the covenants, obligations and undertakings of the Purchaser set out in this Agreement.

● CANADA INC. [New Vasogen]
Per:
Name: Title:

3.1

PURCHASE PRICE

The Purchase Price shall be the greater of (a) the weighted average of the trading prices of the common shares of the Vendor on the Toronto Stock Exchange and the NASDAQ Capital Market (with the trading price of the common shares of the Vendor on the NASDAQ Capital Market calculated in Canadian dollars using an exchange rate equal to the Bank of Canada noon rate on each trading day) for the ten trading days immediately prior to the Effective Date, multiplied by the number of issued and outstanding common shares of the Vendor immediately prior to the Effective Time plus the amount of the Assumed Liabilities, and (b) the aggregate book values of all Assets owned by the Vendor immediately before the transfer of the Assets.

3.2

PURCHASE PRICE ALLOCATION

The Purchase Price shall be allocated as follows:

Cash and cash equivalents	$●
Short-term investments including accrued interest	$●
Accounts receivable	$●
Deposits and prepaid expenses	$●
Long-term deposits	$●
Tangible capital assets (other than depreciable properties)	$●
Tangible capital assets (depreciable properties)	$●
Intellectual property	$●
Investment in Vasogen Ireland Limited	$●
Investment in Vasogen, Corp.	$●
Vasogen Bridge Loan	$●